UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2020.

Commission File Number: 001-38763

MILLICOM INTERNATIONAL
CELLULAR S.A.

(Exact Name of Registrant as Specified in Its Charter)

2, Rue du Fort Bourbon,

L-1249 Luxembourg

Grand Duchy of Luxembourg

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

MILLICOM INTERNATIONAL CELLULAR S.A.

INDEX TO FURNISHED MATERIAL

Item
______

1.	Press release dated October 30, 2020

2.	Management Report and Unaudited Interim Condensed Consolidated Financial Statements for the three-and nine-months periods ended September 30, 2020

Item 1

Earnings Release Q3 2020

Luxembourg, October 30, 2020

Getting Back On Track

Group highlights Q3 2020

The financial highlights discussed and summarized in the table below are presented on an IFRS basis and therefore do not include the fully consolidated results from our Guatemala and Honduras joint ventures.

•	The Group has continued to prioritize employee and customer safety and has remained committed to providing reliable connectivity in support of our communities during the pandemic.

•	The improved performance that began in June continued throughout the third quarter, with robust customer growth and most operating and financial metrics improving sequentially in Q3 compared to Q2 2020.

•	Revenue of $1,026 million in Q3 improved from $970 million in Q2, driven by improved performance in Mobile, while operating profit increased to $97 million from $93 million.

•	Healthy cash flow generation and continued focus on debt reduction.

Financial highlights ($ millions)	Q3 2020	Q3 2019	% change	9M 2020	9M 2019	% change
Revenue	1,026	1,097	(6.5)%	3,083	3,186	(3.2)%
Operating Profit	97	176	(45.2)%	323	446	(27.6)%
Net Loss attributable to owners	(51)	(131)	(61.3)%	(288)	(73)	NM

Latin America segment highlights1 – Q3 2020

Our Latin America (“Latam”) segment includes our Guatemala and Honduras joint ventures as if they were fully consolidated. These highlights and the table that follows include non-IFRS measures. See page 20 for a description of these measures and for reconciliations to the nearest equivalent IFRS measures.

•	Demand for the majority of our services improved during the quarter, as governments have gradually eased the lockdowns aimed at containing the virus.

•	Record customer net additions in both Mobile (1.7 million) and Cable (157,000), driven in part by the reconnection of many customers who had temporarily benefited from our lifeline services.

•	Service revenue increased by $48 million sequentially to $1,318 million in Q3 compared to $1,270 million in Q2 2020, driven by a significant improvement in prepaid mobile in every country.

•	On a year-on-year basis, service revenue declined 3.1% organically, improving from a 6.8% decline in Q2.

•	EBITDA increased by $37 million sequentially to $581 million in Q3 compared to $544 million in Q2, reflecting the higher service revenue as well as lower bad debt.

•	OCF was $362 million in the quarter, and at $1,142 million year-to-date is in line with our revised 2020 target of about $1.4 billion and similar to 2019.

Latam segment highlights ($ millions)	Q3 2020	Q3 2019	% change	9M 2020	9M 2019	% change
Revenue	1,445	1,500	(3.7)%	4,309	4,387	(1.8)%
Service Revenue	1,318	1,383	(4.7)%	3,984	4,072	(2.2)%
Organic growth	(3.1)%	1.0%	(4.1) pt	(3.3)%	2.2%	(5.5) pt
EBITDA	581	619	(6.1)%	1,725	1,782	(3.2)%
Organic growth	(5.6)%	0.7%	(6.3) pt	(5.4)%	2.2%	(7.6) pt
EBITDA Margin	40.2%	41.3%	(1.0) pt	40.0%	40.6%	(0.6) pt
Capex	220	247	(11.2)%	583	639	(8.8)%
OCF (EBITDA – Capex)	362	372	(2.7)%	1,142	1,143	(0.1)%
Organic growth	(1.0)%	10.0%	(11.0) pt	(2.7)%	7.8%	(10.5) pt

1 Service revenue, EBITDA, EBITDA margin, Capex, OCF and Organic growth are non-IFRS measures. See page 20 for a description of these measures and for reconciliations to the nearest equivalent IFRS measures. 2019 EBITDA and OCF numbers have been re-presented as a result of a change in cost allocation. Please refer to our Q1 2020 Earnings Release for a description and reconciliation of this re-presentation.

Earnings Release Q3 2020

Millicom Chief Executive Officer Mauricio Ramos commented:

"During the third quarter, we continued to follow the crisis management playbook we implemented in March, which prioritizes employee and customer safety and retention, keeps our communities connected, and protects cash flow, while also investing to support long term strategic initiatives, such as network investment, digital transformation and expansion of our mobile financial services offering.

The recovery that began in June continued throughout the third quarter. Lockdowns eased in most of our markets, driving record levels of customer additions in our prepaid mobile and residential cable businesses, and revenue increased compared to the second quarter. These trends are encouraging; we are confident that we can achieve our revised 2020 target of generating about $1.4 billion of OCF, and we have reduced our net debt by about $240 million since the end of March.

Our operating and financial performance still remains below pre-COVID levels, especially in postpaid mobile and B2B, and the countries where we operate continue to face unprecedented health and macroeconomic challenges. As a result, we continue to follow a prudent approach in our planning for the year ahead. That said, we remain bullish about the long term growth potential we see in our markets, and we continue to invest to capture that opportunity."

Subsequent events

On October 15, 2020 Millicom entered into a 5-year, $600 million ESG-linked revolving credit facility with a syndicate of 11 banks. This facility will be used to refinance Millicom's existing multi-currency revolving credit facility which was to mature in 2022 and for general corporate purposes.

On October 27, 2020, Millicom completed the issuance of its 4.5% $500 million senior notes due on 2031 in a private offering, following its proposed offering announcement (dated October 19, 2020). The proceeds were used to redeem our 6.0% senior notes due 2025 (the “2025 Notes”) at a redemption price equal to 103% of the principal amount, plus accrued and unpaid interest. Pursuant to the notice of the redemption delivered of October 19, 2020, the 2025 Notes were redeemed on October 29, 2020.

COVID-19 - Qualitative and quantitative assessment on business activities, financial situation and economic performance

On March 11, 2020, the World Health Organization declared the coronavirus outbreak a pandemic. Most countries globally, including a majority of the countries where we operate, reacted by implementing severe restrictions on travel and public gatherings, including the closing of offices, businesses, schools, retail stores and other public venues, and by instituting curfews or quarantines. These restrictions, as well as the dangers posed by the virus, produced a significant reduction in mobility and a severe disruption in global economic activity, the effect of which was felt in our markets beginning in mid-March 2020.

Impact on our markets and business

Most governments in our markets implemented restrictions beginning in mid-March, and these were generally maintained throughout April, with some gradual relaxation of measures beginning in late May and June. Countries continued to gradually re-open during the third quarter of 2020, and we saw increased mobility in most of our markets. The reopening of the economies had a significant impact in our prepaid mobile business, which began to recover in May and has continued to see gradual improvement since then. In postpaid mobile, the pace of recovery has been much slower.

Earnings Release Q3 2020

Our residential cable business has proven more resilient; revenue growth has decelerated but remained positive since the onset of the pandemic, and we have reconnected many customers who had temporarily benefited from our free "lifeline" services. Finally, revenue from our business-to-business "B2B" customers remained depressed in Q3, as many small and mid-sized businesses struggle to cope with the health and economic crises.

Impact on our outlook

Although customer acquisition and revenue improved in Q3 relative to Q2, our operational and financial performance remain well below pre-COVID levels. Meanwhile, elevated health and macro risks persist and continue to pressure our business, and we do not expect to fully recover pre-COVID levels of activity in the short term. However, mobility restrictions have made our network infrastructure and our broadband services in particular more essential than ever, and we continue to believe that the long-term opportunity we have been pursuing has been enhanced by recent events. We are leaving unchanged our medium term goals to deliver mid-single-digit organic service revenue growth, mid-to-high single-digit organic EBITDA growth, and around 10% OCF organic growth for the Latam segment.

Management action

Since the beginning of the pandemic, we have implemented cost and capex reduction programs aimed at maintaining operating cash flow approximately flat year-on-year at about $1.4 billion. We remain confident that we are on track to achieve this target.

Earnings Release Q3 2020

Group Quarterly Financial Review - Q3 2020

Income statement data (IFRS)	Q3 2020	Q3 2019	% change	9M 2020	9M 2019	% change
$ millions (except EPS in $)
Revenue	1,026	1,097	(6.5)%	3,083	3,186	(3.2)%
Cost of sales	(286)	(302)	(5.1)%	(887)	(891)	(0.4)%
Gross profit	740	795	(7.0)%	2,196	2,295	(4.3)%
Operating expenses	(369)	(392)	(5.7)%	(1,101)	(1,189)	(7.5)%
Depreciation	(217)	(203)	6.8%	(660)	(612)	7.8%
Amortization	(88)	(69)	26.6%	(244)	(191)	27.8%
Share of net profit in Guatemala and Honduras	22	46	(52.5)%	101	137	(26.4)%
Other operating income (expenses), net	9	(1)	NM	31	7	NM
Operating profit	97	176	(45.2)%	323	446	(27.6)%
Net financial expenses	(140)	(128)	9.1%	(448)	(392)	14.3%
Other non-operating income (expenses), net	(10)	(127)	(91.9)%	(147)	(82)	79.6%
Gains (losses) from other JVs and associates, net	1	(17)	(107.4)%	—	(31)	(99.3)%
Profit (loss) before tax	(53)	(96)	(45.0)%	(272)	(59)	NM
Net tax credit (charge)	1	(47)	(103.1)%	(48)	(89)	(46.5)%
Profit (loss) for the period from continuing ops.	(51)	(143)	(64.3)%	(320)	(148)	116.0%
Non-controlling interests	9	16	(47.7)%	40	15	NM
Profit (loss) from discontinued operations	(8)	(4)	86.8%	(9)	60	(115.3)%
Net profit (loss) for the period	(51)	(131)	(61.3)%	(288)	(73)	NM
Weighted average shares outstanding (millions)	101.20	101.15	—%	101.16	101.13	—%
EPS	(0.50)	(1.30)	(61.3)%	(2.85)	(0.73)	NM

In Q3 2020, group revenue decreased 6.5% ($71 million) year-on-year to $1,026 million due to the negative impact of the COVID-19 pandemic and the translation impact of weaker currencies in Colombia and Paraguay, partially offset by increased revenue from the August 2019 acquisition of mobile operations in Panama.

Cost of sales declined 5.1% year-on-year to $286 million, commensurate with the 6.5% decline in revenue and reflecting a higher proportion of low-margin equipment sales in the revenue mix.

Operating expenses declined 5.7% ($23 million) year-on-year to $369 million, largely reflecting reduced commercial activity, weaker foreign exchange rates, and cost savings initiatives, partially offset by the impact of the acquired operation in Panama.

Depreciation increased 6.8% ($14 million) year-on-year to $217 million due mostly to a $12 million adjustment, retroactive to January 2020, to useful lives in Panama. Amortization increased 26.6% ($18 million) to $88 million in Q3 2020, due to $15 million of accelerated amortization related to a brand in Panama which was discontinued in Q3.

Earnings Release Q3 2020

Amortization Expense* ($ millions)	Q3 2020	9M 2020
Licenses and Spectrum	(19)	(48)
Related to acquisitions	(35)	(114)
Other items	(34)	(83)
Total Amortization	(88)	(244)

*Amortization expense related to Guatemala and Honduras was $34 million in Q3 2020 and $100 million in 9M 2020.

Our share of profits in Guatemala and Honduras was $22 million, down 52.5% ($24 million) year-on-year due mostly to one-time charges related to the proposed redemption of the Comcel 2024 Notes in Guatemala.

Other operating income of $9 million in Q3 2020 increased from an expense of $1 million in Q3 2019 due primarily to the final purchase price adjustment and an insurance reimbursement in Nicaragua. As a result of the above factors, operating profit was $97 million in Q3 2020, down 45.2% year-on-year.

Net financial expenses increased $12 million year-on-year to $140 million, mostly due to accrued interest related to our recent spectrum purchase in Colombia and to lower interest income.

Other non-operating expenses of $10 million reflects a mark-to-market gain on our stake in Helios Towers, which was more than offset by foreign exchange losses. This compares to expenses of $127 million in Q3 2019, which was affected by a $89 million reduction in equity investment value as well as $40 million in foreign exchange losses in Q3 2019.

Tax credit was $1 million in Q3 2020, up from a charge of $47 million in Q3 2019, due to lower profitability in our operations and lower withholding taxes, which reflects lower expected cash upstream.

As a result of the above factors, net loss from continuing operations was $51 million in the quarter, compared to a net loss of $143 million in Q3 2019. Non-controlling interests of $9 million in Q3 2020 compares to $16 million in Q3 2019 and reflect our partners' share of net losses in our subsidiaries in Colombia and Panama.

Net loss for the period was $51 million, or $0.50 per share, as compared to a net loss of $131 million ($1.30 per share) in Q3 2019.

The weighted average number of shares during the quarter was 101.20 million, an increase of 0.03% year-on-year related to our employee share-based compensation plans. As of September 30, 2020, we had 101,739,217 shares outstanding, including 526,135 held in treasury.

Earnings Release Q3 2020

Cash Flow

Cash flow data ($ millions)	Q3 2020	Q3 2019	% change	9M 2020	9M 2019	% change
Operating free cash flow*	183	150	22.0%	400	252	58.8%
Finance charges paid, net	(109)	(90)	21.4%	(305)	(245)	24.5%
Lease interest payments, net	(37)	(36)	3.1%	(111)	(103)	8.3%
Free cash flow*	36	24	53.0%	(16)	(95)	(83.6)%
Dividends and advances from Guatemala and Honduras	9	76	(88.5)%	67	181	(63.0)%
Dividends and advances to non-controlling interests	(3)	—	NM	(5)	(12)	(60.3)%
Equity free cash flow*	42	100	(57.6)%	46	73	(36.6)%

* Non-IFRS measures. See page 20 for a description of these measures. Please refer to page 27 of this Earnings Release or to Note 5 of our Unaudited Interim Condensed Consolidated Financial Statements for the reconciliation of Operating free cash flow to the nearest IFRS measures. In prior years, equity free cash flow was calculated by including the results of Guatemala and Honduras as if fully consolidated. On that same comparable basis, equity free cash flow was $298 million in 9M 2020 and $143 million in 9M 2019.

Given seasonal variations, commentary in this section emphasizes year-to-date rather than quarterly performance.

During 9M 2020, operating free cash flow (OFCF), defined as EBITDA, less cash capex (excluding spectrum and licenses), working capital, other non-cash items and taxes paid, was $400 million, an increase of $148 million compared to $252 million in 9M 2019. Factors that contributed to the increase include a $87 million decrease in cash capex (excluding spectrum and licenses), a $101 million favorable movement in working capital, and a $35 million reduction in taxes paid, partially offset by an $11 million decrease in EBITDA, which was impacted by the pandemic. The change in working capital reflects many items, including more favorable terms from suppliers and for value-added taxes in some countries, as well as the adverse effect of acquisitions on working capital in 2019.

The $148 million increase in OFCF in 9M 2020 was partially offset by a $60 million increase in finance charges paid due to higher gross debt to fund acquisitions and by an $8 million increase in lease interest payments related to the acquired entities. As a result, free cash flow (FCF) of negative $16 million in 9M 2020 improved by $80 million compared to the negative $95 million of FCF reported in 9M 2019.

Dividends and advances received from our joint ventures in Guatemala and Honduras were $67 million, down $114 million year-on-year compared to $181 million in 9M 2019. The decline reflects our decision to prioritize the reduction of gross debt in Guatemala. Meanwhile, dividends paid to non-controlling interests (in Colombia, Panama and Tanzania) was $5 million, down from $12 million, reflecting lower net profit from which to pay dividends at these entities.

As a result, Equity Free Cash Flow (EFCF) for 9M 2020 was $46 million, as compared to $73 million in 9M 2019. For the quarter, EFCF was $42 million in Q3 2020, down from $100 million in Q3 2019, with the decline entirely due to the lower dividends and advances received from Guatemala and Honduras, as noted above.

Earnings Release Q3 2020

Debt

Debt information	Gross Debt			Cash	Net	Leases	Financial Obligations
($ millions)	USD	LCY	Total		Debt		Gross	Net*
Bolivia	—	309	309	47	262	40	349	302
Colombia	272	473	745	125	620	291	1,035	911
Costa Rica	13	106	119	8	111	4	123	116
El Salvador**	—	118	118	31	87	110	228	197
Panama**	—	919	919	102	817	108	1,027	925
Paraguay	558	149	707	93	615	74	781	688
Nicaragua	—	—	—	9	(9)	130	130	120
Latin America	842	2,074	2,917	415	2,502	758	3,674	3,259
Africa	166	42	208	15	193	210	418	403
Corporate	2,744	37	2,780	714	2,067	25	2,805	2,091
Group (IFRS)	3,752	2,153	5,905	1,144	4,761	992	6,897	5,753
Guatemala and Honduras	1,013	291	1,304	359	945	297	1,601	1,242
Underlying (non-IFRS)	4,765	2,444	7,209	1,503	5,705	1,289	8,498	6,995
Proportionate (non-IFRS)	4,196	1,910	6,105	1,268	4,838	993	7,098	5,831

* Net Debt and Net financial obligations are non-IFRS measures. See page 20 for a description of non-IFRS measures and for reconciliations to the nearest equivalent IFRS measures Cash includes term deposits of $1 million as of September 30, 2020.

** El Salvador's official unit of currency is the U.S. dollar, while Panama uses the U.S. dollar as legal tender. Our local debt in both countries is therefore denominated in U.S. dollars but presented as local currency (LCY) in this table.

In order to provide a more complete picture of the Group's financial situation, this section discusses gross debt, leases, cash, and net debt on an underlying basis, a non-IFRS measure that includes Guatemala and Honduras as if fully consolidated.

As of September 30, 2020, underlying gross debt was $7,209 million, a reduction of $48 million during the quarter. Our underlying gross debt includes Guatemala and Honduras, which had $1,304 million of gross debt as of September 30, 2020, an increase of $7 million during the quarter. Approximately 59% of underlying gross debt at September 30, 2020 was in Latam, 3% in Africa, and the remaining 39% at the corporate level. In terms of mix, 34% was in local currency or swapped for local currency, and 77% was at fixed rates or swapped for fixed rates, while the average effective interest rate was 5.8%, and the average maturity was 5.3 years. We continue to favor holding a majority of our debt locally and target 40% in local currency and an average maturity greater than 5 years.

Our underlying cash position reached $1,503 million as of September 30, 2020, an increase of $25 million compared to $1,478 million as of June 30, 2020, and 77% of our underlying cash balance was held in U.S. dollars. As a result, our underlying net debt was $5,705 million as of September 30, 2020, a decrease of $72 million during the quarter, reflecting healthy equity free cash flow generation across the Group and consistent with our goal to accelerate net debt reduction.

In addition, as of September 30, 2020, we had underlying lease liabilities of $1,289 million, which represented 15% of underlying gross financial obligations. Including these lease liabilities, underlying net financial obligations were $6,995 million as of September 30, 2020, a reduction of $97 million during the quarter.

Earnings Release Q3 2020

Proportionate leverage2, which captures our proportional ownership in each country as well as lease obligations, was 3.29x as of September 30, 2020. This is largely unchanged from 3.24x as of June 30, 2020, as the net debt reduction largely offset the erosion in EBITDA caused by the pandemic and weaker foreign currency exchange rates in Colombia and Paraguay. Excluding the impact of leases, proportionate leverage would have been 3.163.

On September 28, 2020, our Guatemala joint venture communicated its intent to redeem its $800 million Notes and to prepay the outstanding principal amount in full on November 18, 2020. Guatemala will fund this prepayment with a mix of cash, new local currency bank loans totaling approximately $284 million, and shareholder loans. On October 27, 2020, Millicom completed the issuance of its 4.5% $500 million senior notes due on 2031, the proceeds of which were used to redeem our 6.0% Notes due 2025. Finally, on October 29, 2020, we announced the planned prepayment of a $300 million bank facility that is due in 2024. The prepayment will be funded with cash. As a result of these transactions, both underlying gross debt and underlying cash are expected to decline meaningfully in Q4 2020. Proforma for these pending transactions, the average maturity of our debt would increase by more than one year to 6.4 years, and the average cost of our debt would decline to 5.7%.

Operating segment performance

Our management determines operating and reportable segments based on the reports that are used by the chief operating decision maker to make strategic and operational decisions from both a business and geographic perspective. The Millicom Group’s risks and rates of return for its operations are predominantly affected by operating in different geographical regions. The Millicom Group has businesses in two main regions, Latin America and Africa, which constitute our two segments.

Our Latin America segment includes the results of Guatemala and Honduras as if they were fully consolidated, as this reflects the way our management reviews and uses internally reported information to make decisions about operating matters and to provide increased transparency to investors on those operations. Our Africa segment does not include our joint venture in Ghana because our management does not consider it to be a strategic part of the group.

Please refer to Note 5 of our Unaudited Interim Condensed Consolidated Financial Statements for more details on our segments.

The information contained herein can also be accessed electronically in the Financial & Operating Data Excel file published at www.millicom.com/investors alongside this earnings release.

Segment information

We manage our operations and report our results under two segments, Latam and Africa, and we provide additional information on each of the largest countries within our Latam segment. We allocate corporate costs to each segment based on their contribution to underlying revenue, and only unusual costs, such as the M&A-related fees remain unallocated.

2 Proportionate leverage is a non-IFRS measure calculated using last twelve-month EBITDA, proforma for acquisitions and disposals. Refer to page 20 for a description of non-IFRS measures and for reconciliations to the nearest equivalent IFRS measures.

3 Calculated by excluding leases from net financial obligations and by reducing EBITDA to reflect lease repayments.

Earnings Release Q3 2020

Latin America segment

Business units

We discuss our Latam results under two principal business units:

1. Mobile, including mobile data, mobile voice, and mobile financial services (MFS) to consumer, business and government customers;

2. Cable and other fixed, including broadband, Pay TV, content, and fixed voice services for residential (Home) customers, as well as voice, data and value-added services and solutions to business and government customers.

On occasion, we also discuss our performance by customer type, with B2B referring to our business and government customers, while B2C includes residential and personal consumer groups.

Earnings Release Q3 2020

Market environment

Economic activity recovered slightly in our markets in Q3 2020 as compared to Q2 2020, as countries continued to ease the lockdowns implemented at the beginning of the pandemic. Currencies were mostly stable in our markets during the quarter. The Colombian peso appreciated 2.6% in Q3 2020 compared to Q2 2020, but it remained 11.5% weaker year-on-year. In contrast, the Paraguayan guarani depreciated 4.2% during the quarter, and the currency has now depreciated 10.3% year-on-year. Currencies in our other markets were largely stable in Q3 2020 and over the past year.

Latam segment - Key Performance Indicators

Key Performance Indicators (‘000)	Q3 2020	Q2 2020	Q1 2020	Q4 2019	Q3 2019	Q3 2020 vs Q3 2019
Mobile customers	39,483	37,777	39,449	39,846	38,588	2.3%
Of which 4G customers	16,330	14,290	14,876	15,398	13,535	20.6%
Of which postpaid subscribers	4,773	4,636	5,078	5,134	5,018	(4.9)%
Mobile ARPU ($)	6.8	6.4	7.0	7.2	7.0	(4.2)%
Total homes passed	12,106	11,976	11,929	11,842	11,635	4.0%
Of which HFC homes passed	11,762	11,630	11,570	11,460	11,213	4.9%
HFC customer relationships	3,630	3,484	3,531	3,456	3,393	7.0%
HFC revenue generating units	7,343	7,056	7,143	6,948	6,773	8.4%
Home ARPU ($)	27.7	27.6	28.7	29.0	29.2	(5.1)%

Lockdowns continued to ease in our markets during Q3 2020, allowing us to re-open the vast majority of our stores and distribution channels for most of the period. Moreover, increased mobility drove improved demand for our mobile service during the quarter, especially in the prepaid segment of the market, where we added a record 1.6 million customers and recovered levels achieved prior to COVID-19. In postpaid, we added 138,000 subscribers in Q3, one of our strongest quarterly performances ever, but our postpaid customer base still remains well below pre-COVID levels. We ended Q3 2020 with 39.5 million customers, an increase of 1.7 million during the quarter, mainly from Colombia, Bolivia and Guatemala. Mobile ARPU declined 4.2% year-on-year to $6.8, due to (1) weaker currencies in Colombia and Paraguay and, (2) the impact of COVID-19 in most markets, especially in Bolivia, Honduras, and Panama, where the lockdowns were most severe. Excluding the impact of currencies, ARPU was down less than 1% on average.

Our mobile financial services (MFS) business has performed well during the pandemic. MFS customers in Latin America have grown 18% year-on-year to 4.9 million, and revenue increased 22% year-on-year to approximately $13 million in Q3. The rapid growth of our MFS business is consistent with the acceleration we have seen in the the adoption of digital tools year-to-date. Since Q1 2020, digital collections have increased 52% and now represent 33% of our total collections, digital prepaid reloads have grown 63%, while digital new sales have increased 84% in the last six months and represented 30% of new subscriptions during Q3.

In Home, we continued to expand our network and added 132,000 new HFC homes-passed in the quarter, marking a slowdown from historical levels closer to 250,000 per quarter, as we continue to focus our efforts instead on increasing the penetration rate in our existing footprint. Customer relationships increased by 157,000 to end the quarter at 4.5 million, our largest organic quarterly increase ever, driven by robust demand for broadband. Home ARPU decreased 5.1% year-on-year to $27.7 due entirely to the decline in foreign exchange rates in Colombia and Paraguay, as ARPU rose in most countries in local currency terms.

Earnings Release Q3 2020

Latam segment financial results

Latam Financial Highlights*	Q3 2020	Q3 2019	% change	9M 2020	9M 2019	% change
($m, unless otherwise stated)
Revenue	1,445	1,500	(3.7)%	4,309	4,387	(1.8)%
Organic growth	(2.2)%	2.2%	(4.4) pt	(2.9)%	2.7%	(5.6) pt
Service revenue	1,318	1,383	(4.7)%	3,984	4,072	(2.2)%
Organic growth	(3.1)%	1.0%	(4.1) pt	(3.3)%	2.2%	(5.5) pt
Mobile	790	819	(3.5)%	2,383	2,398	(0.6)%
Of which mobile data	445	428	3.9%	1,323	1,244	6.3%
Cable and other fixed services	513	553	(7.1)%	1,558	1,637	(4.8)%
EBITDA	581	619	(6.1)%	1,725	1,782	(3.2)%
Organic growth	(5.6)%	0.7%	(6.3) pt	(5.4)%	2.2%	(7.6) pt
EBITDA margin	40.2%	41.3%	(1.0) pt	40.0%	40.6%	(0.6) pt
Capex	220	247	(11.2)%	583	639	(8.8)%
OCF	362	372	(2.7)%	1,142	1,143	(0.1)%
Organic growth	(1.0)%	10.0%	(11.0) pt	(2.7)%	7.8%	(10.5) pt

* Service revenue, EBITDA, EBITDA margin, Capex, OCF and organic growth are Non-IFRS measures. Capex is defined as capital expenditures excluding spectrum, license costs and finance lease capitalizations. See page 20 for a description of non-IFRS measures and for reconciliations to the nearest equivalent IFRS measures. 2019 EBITDA has been re-presented as a result in the change in cost allocation.

In Q3 2020, revenue in our Latam segment declined 3.7% year-on-year to $1.4 billion, while service revenue fell 4.7% to $1,318 million. This represents an increase of $48 million compared to $1,270 million in Q2 2020, as economic and business activity gradually recovered during the third quarter. On a year-on-year basis, the decline in service revenue reflects the impact of the pandemic and weaker FX rates, partially offset by contributions from our mobile acquisition in Panama in 2019. Adjusting for currency and acquisitions, and including the mobile acquisition in both periods, organic service revenue growth declined 3.1% year-on-year, a sequential improvement from the 6.8% decline reported in Q2 2020, driven mostly by improved performance in our prepaid mobile business.

By country, organic service revenue growth for the quarter was negative in every country except Guatemala, where service revenue grew 3.9%. The most affected countries were Bolivia (-10.6%), Panama (-9.4%) and Honduras (-6.0%), correlated to the severity of the health crisis and related lockdowns, while Colombia (-0.2%), and El Salvador (-2.6%) performed relatively better.

By business unit, organic service revenue growth in Mobile B2C declined 3.8% (4.3% organically) year-on-year, an improvement from the 11.0% organic drop reported in Q2 2020, as prepaid improved along with the gradual easing of the lockdowns in most of our markets. Cable revenue declined 7.1% (2.0% organically), reflecting a high single-digit organic decline in fixed B2B services, partially offset by 1.2% organic growth in our Home business. Revenue from telephone and equipment sales declined 8.2% year-on-year to $126 million, as customers continued to delay handset replacements.

EBITDA for our Latam segment was $581 million in Q3 2020, representing a decline of 6.1% year-on-year, but an increase of 6.8% or $37 million as compared to Q2 2020, as activity levels gradually recovered. On an organic basis, EBITDA declined 5.6%, as cost savings partially offset the lower revenue. Guatemala and Colombia reported positive organic EBITDA growth, while Honduras and Panama suffered the most, by far, with EBITDA down 15.7% and 15.6%, respectively, year-on-year in the quarter.

Earnings Release Q3 2020

Capex in Latin America was $220 million in the quarter. In mobile, we added more than 600 points of presence to our 4G network, as we continued to roll out infrastructure to take advantage of newly-acquired 700 MHz spectrum in Colombia and AWS spectrum in El Salvador. We ended the quarter with more than 13,800 points of presence, implying an increase of 14% year-on-year, excluding the effect of acquisitions. At the end of Q3 2020, our 4G networks covered approximately 73% of the population (approximately 120 million in our markets), up from 68% at Q3 2019, and we have continued to invest to support our strategic mobile network investment projects in Colombia, El Salvador, Nicaragua, and Panama.

OCF, measured as EBITDA minus Capex, decreased 2.7% year-on-year to $362 million in Q3 2020. On an organic basis, OCF declined 1.0%.

Latam segment performance by country - Q3 2020

	Q3 2020				9M 2020
$ millions	Revenue	Service Revenue	EBITDA	EBITDA Margin	Revenue	Service Revenue	EBITDA	EBITDA Margin
Bolivia	143	141	57	39.5%	433	427	159	36.7%
Colombia	332	311	111	33.6%	990	931	340	34.3%
El Salvador	96	84	32	33.4%	279	253	93	33.2%
Guatemala	380	314	191	50.3%	1,105	938	568	51.4%
Honduras	137	128	61	44.1%	402	380	179	44.6%
Panama	144	139	63	43.7%	435	422	192	44.2%
Paraguay	132	124	62	47.1%	409	385	189	46.3%
Others*	81	78	4	n/a	256	247	5	n/a
Latam Segment	1,445	1,318	581	40.2%	4,309	3,984	1,725	40.0%

* ‘Others’ includes Costa Rica, Nicaragua, inter-company eliminations, and regional costs.

Earnings Release Q3 2020

SOUTH AMERICA

Colombia

	Q3 2020	Q3 2019	% change	9M 2020	9M 2019	% change
Mobile customers ('000)	9,147	8,915	2.6%	9,147	8,915	2.6%
Of which, 4G customers ('000)	3,468	3,053	13.6%	3,468	3,053	13.6%
Home customer relationships* ('000)	1,731	1,711	1.2%	1,731	1,711	1.2%
HFC customer relationships ('000)	1,449	1,342	7.9%	1,449	1,342	7.9%
Revenue ($ millions)	332	375	(11.4)%	990	1,144	(13.4)%
Organic growth	(0.3)%	1.8%	(2.1) pt	(1.2)%	1.7%	(2.9) pt
Service revenue ($ millions)	311	351	(11.4)%	931	1,074	(13.3)%
Organic growth	(0.2)%	1.7%	(1.9) pt	(1.0)%	1.7%	(2.7) pt
EBITDA ($ millions)	111	122	(8.9)%	340	380	(10.6)%
Organic growth	2.6%	(2.2)%	4.8 pt	2.3%	1.9%	0.4 pt
EBITDA margin	33.6%	32.7%	0.9 pt	34.3%	33.2%	1.1 pt

* Home Customer Relationships includes (1) HFC (2) DTH (3) Others.

The lockdown in Colombia continued during most of the third quarter and ended on September 1, although restrictions on large gatherings remained in effect throughout the quarter. During Q3 2020, demand for our Home services was strong; we added 58,000 HFC customer relationships in the quarter, growing our HFC customer base above pre-COVID levels and by 7.9% year-on-year. Year-to-date, we have added 82,000 HFC customer relationships, even though we have added only 62,000 homes passed to our HFC network, as we have focus our sales efforts on increasing penetration of our existing footprint.

In Mobile, net subscriber additions of 444,000 reflected a healthy rebound from net subscriber losses recorded in the previous two quarters. As a result, our mobile customer base increased 2.6% year-on-year. During the quarter, we have continued to invest to expand our mobile network and utilize the recently-acquired 700 MHz spectrum, where we have upgraded 1,070 sites and expanded our coverage by 22%.

Service revenue declined 11.4% during the quarter, impacted by the 11.5% depreciation of the Colombian peso. Excluding this currency effect, organic service revenue was essentially flat, as mid single-digit growth in Home business was offset by declines in our Mobile and B2B businesses. The decline in mobile reflects the ongoing impact of the pandemic, as well as lower wholesale revenue resulting from the disconnection of a large customer during Q3 2019. Excluding revenue from this wholesale customer, mobile service revenue would have grown less than 1%.

EBITDA decreased 8.9% in U.S. dollar terms and increased 2.6% organically to $111 million. The increase in organic EBITDA reflects a $5 million one-off related to bad debt associated to a wholesale contract in Q3 2019. Excluding this item, organic EBITDA growth would have been negative 1.4%. EBITDA margin improved 0.9 percentage point to 33.6% in Q3 2020 compared to 32.7% in Q3 2019.

Earnings Release Q3 2020

Paraguay

	Q3 2020	Q3 2019	% change	9M 2020	9M 2019	% change
Mobile customers ('000)	3,599	3,343	7.7%	3,599	3,343	7.7%
Home customer relationships* ('000)	446	436	2.2%	446	436	2.2%
Revenue ($ millions)	132	155	(14.9)%	409	460	(11.1)%
Organic growth	(4.6)%	(2.9)%	(1.7) pt	(3.7)%	(2.9)%	(0.7) pt
Service revenue ($ millions)	124	146	(15.2)%	385	434	(11.2)%
Organic growth	(5.0)%	(1.9)%	(3.1) pt	(3.9)%	(1.1)%	(2.8) pt
EBITDA ($ millions)	62	76	(18.6)%	189	222	(14.5)%
Organic growth	(8.7)%	(4.7)%	(4.0) pt	(7.4)%	(6.9)%	(0.5) pt
EBITDA margin %	47.1%	49.2%	(2.1) pt	46.3%	48.2%	(1.9) pt

* Home Customer Relationships includes (1) HFC (2) DTH (3) Others.

Paraguay continued with its phased opening process during Q3 2020, although major cities such as Asuncion maintained more stringent restrictions than the rest of the country. During Q3 2020, we added 197,000 mobile customers to end Q3 2020 with 3.6 million, an increase of 7.7% year-on-year. In Home, we added 35,000 customer relationships in the quarter, recovering slightly more than the 32,000 we had lost in Q2, due to increased demand for both broadband and Pay TV, as live national soccer league matches returned to our Tigo Sports channel.

Service revenue declined 15.2% year-on-year, impacted by the 10.3% depreciation of the Paraguayan guarani. On an organic basis, service revenue declined 5.0%, largely due to a prior year favorable one off of $5 million in respect of a revenue accrual in Q3 2019. Excluding this impact, service revenue would have declined low single digits on an organic basis.

EBITDA decreased 18.6% in dollar terms and 8.7% organically in the quarter, impacted by $4 million favorable adjustments in Q3 2019. Excluding this impact EBITDA would have declined 2.9% on an organic basis, commensurate with the revenue decline.

Earnings Release Q3 2020

Bolivia

	Q3 2020	Q3 2019	% change	9M 2020	9M 2019	% change
Mobile customers (‘000)	3,713	3,638	2.1%	3,713	3,638	2.1%
Home customer relationships* (‘000)	532	494	7.6%	532	494	7.6%
Revenue ($ millions)	143	161	(11.2)%	433	480	(9.9)%
Organic growth	(11.2)%	1.3%	(12.5) pt	(9.9)%	5.8%	(15.7) pt
Service revenue ($ millions)	141	158	(10.6)%	427	468	(8.8)%
Organic growth	(10.6)%	1.9%	(12.5) pt	(8.8)%	6.2%	(15.0) pt
EBITDA ($ millions)	57	64	(11.6)%	159	192	(17.1)%
Organic growth	(11.6)%	1.3%	(12.9) pt	(17.1)%	8.5%	(25.6) pt
EBITDA margin %	39.5%	39.7%	(0.2) pt	36.7%	39.9%	(3.2) pt

* Home Customer Relationships includes (1) HFC (2) DTH (3) Others.

During Q3 2020 Bolivia continued to relax their strict quarantine measures across the country, although major cities, including La Paz, maintained restrictions throughout most of Q3, and only began to allow weekend activities in mid-September.

During the quarter, our prepaid business began to show signs of recovery, which helped drive Mobile customer net additions of 342,000, recovering a majority of the 409,000 mobile customers that were lost in Q2. Similarly in Home, we added 37,000 customer relationships in the quarter, largely offsetting the 40,000 that were lost in Q2, and we ended Q3 with 532,000 customers, up 7.6% year-on-year.

Service revenue declined 10.6% year-on-year in the quarter, as continued growth in Cable was insufficient to offset a double-digit drop in Mobile reflecting increased pricing pressure in the market. As a result of the lower revenue, EBITDA declined 11.6% year-on-year, and the margin decreased 0.2 percentage points to 39.5% in Q3 2020 from 39.7% in Q3 2019.

CENTRAL AMERICA

Guatemala

	Q3 2020	Q3 2019	% change	9M 2020	9M 2019	% change
Mobile customers ('000)	10,904	10,648	2.4%	10,904	10,648	2.4%
Home customer relationships* ('000)	586	509	15.2%	586	509	15.2%
Revenue ($ millions)	380	359	5.8%	1,105	1,057	4.6%
Organic growth	6.3%	7.3%	(1.0) pt	4.6%	7.6%	(3.0) pt
Service revenue ($ millions)	314	304	3.5%	938	917	2.4%
Organic growth	3.9%	3.2%	0.7 pt	2.3%	5.9%	(3.6) pt
EBITDA ($ millions)	191	186	2.8%	568	563	0.8%
Organic growth	3.2%	4.0%	(0.8) pt	0.8%	6.1%	(5.3) pt
EBITDA margin %	50.3%	51.8%	(1.5) pt	51.4%	53.3%	(1.9) pt

* Home Customer Relationships includes (1) HFC (2) DTH (3) Others.

Earnings Release Q3 2020

Guatemala began to lift restrictions in the country related to COVID-19 in late July, although a curfew remained in effect in many municipalities around the country. Overall during Q3 2020, restrictions on mobility were less severe in Guatemala than in our other markets. Our mobile customer base increased by 328,000 in Q3, improving significantly after two consecutive quarters of declines.

Meanwhile, demand for our residential cable services has remained very strong. We added 36,000 customer relationships during the quarter, our highest quarterly net addition performance since 2018. We ended Q3 2020 with 586,000 customer relationships, an increase of 15.2% year-on-year.

Improved performance in prepaid Mobile and continued strength in Home led to service revenue growth of 3.5% year-on-year. EBITDA increased 2.8% year-on-year, roughly in line with service revenue growth, and the margin remained very healthy at 50.3%.

Honduras

	Q3 2020	Q3 2019	% change	9M 2020	9M 2019	% change
Mobile customers ('000)	4,353	4,529	(3.9)%	4,353	4,529	(3.9)%
Home customer relationships* ('000)	174	172	1.4%	174	172	1.4%
Revenue ($ millions)	137	147	(6.3)%	402	442	(8.9)%
Organic growth	(6.2)%	4.0%	(10.2) pt	(8.1)%	4.5%	(12.6) pt
Service revenue ($ millions)	128	136	(6.1)%	380	411	(7.7)%
Organic growth	(6.0)%	2.0%	(8.0) pt	(6.9)%	2.5%	(9.4) pt
EBITDA ($ millions)	61	72	(15.8)%	179	208	(13.8)%
Organic growth	(15.7)%	(1.9)%	(13.8) pt	(13.0)%	4.5%	(17.5) pt
EBITDA margin %	44.1%	49.1%	(5.0) pt	44.6%	47.1%	(2.5) pt

* Home Customer Relationships includes (1) HFC (2) DTH (3) Others.

Honduras began to lift COVID-19 related restrictions during Q3 2020, allowing transit on weekends beginning in late August, while a curfew remained in effect through September. The strict lockdown conditions in Honduras have limited the pace of recovery in our mobile business; we added 74,000 mobile customers during the quarter, which compares to the 309,000 customer losses in Q2. Consequently, we ended the quarter with 4.4 million mobile customers, a decline of 3.9% year-on-year. Our Home business rebounded more rapidly, as we added 9,000 customer relationships in the quarter, roughly offsetting the loss of 11,000 customers experienced in Q2.

Service revenue decreased 6.1% year-on-year, reflecting a 0.1% depreciation of the Honduran lempira and an organic decline of 6.0%, a significant improvement from the 12.4% drop reported in Q2. The lower revenue caused EBITDA to decrease 15.8% year-on-year, and 15.7% organically, and the EBITDA margin declined 5.0 percentage points to 44.1%, compared to the very robust EBITDA margin of 49.1% reported in Q3 2019.

Earnings Release Q3 2020

Panama

	Q3 2020	Q3 2019	% change	9M 2020	9M 2019	% change
Mobile customers ('000)	1,838	1,744	5.4%	1,838	1,744	5.4%
Home customer relationships* ('000)	453	442	2.4%	453	442	2.4%
Revenue ($ millions)	144	116	23.8%	435	315	n/a
Organic growth	(8.5)%	(2.9)%	(5.6) pt	(9.3)%	0.2%	n/a
Service revenue ($ millions)	139	115	20.9%	422	314	n/a
Organic growth	(9.4)%	(2.9)%	(6.5) pt	(9.0)%	0.2%	n/a
EBITDA ($ millions)	63	59	7.3%	192	150	n/a
Organic growth	(15.6)%	5.0%	(20.6) pt	(10.1)%	5.7%	n/a
EBITDA margin %	43.7%	50.5%	(6.7) pt	44.2%	47.6%	(3.4) pt

* Home Customer Relationships includes (1) HFC (2) DTH (3) Others. ** Q3 2020 organic growth rates pertain to both the fixed and mobile operations and are calculated using the 2019 financials of Telefonica Moviles Panama S.A., which was acquired in August 2019. Q3 2019 organic growth rates are calculated using the 2018 financials as reported by Cable Onda to the Panama Stock Exchange.

In Panama, the COVID-19 infection rate remained among the highest in the world on a per capita basis. As a result, the government has had to maintain strict mobility restrictions throughout the third quarter. The economic impact of the restrictions has been severe, as unemployment reached 25% during Q3 2020, and many economists expect GDP to contract by more than 10% in 2020.

Despite these external challenges, we experienced robust customer growth during our Q3. In Mobile, net additions were 163,000, more than offsetting the loss of 100,000 customers reported in Q2, even as we re-branded the mobile business to our flagship Tigo brand. Additionally, we have continued to invest in modernizing our network, and we have upgraded 800 sites since our acquisition one year ago. In Home, we added 14,000 customer relationships, a quarterly record, while ARPU improved sequentially relative to Q2. Demand for residential broadband was particularly robust, and we added three times more customers in Q3 than in the full year 2019, taking our customer base 12% higher year-on-year.

Service Revenue in Q3 2020 was $139 million, up from $115 million in Q3 2019 due to the acquisition of our mobile business in August 2019. On an organic basis, service revenue decreased 9.4% year-on-year, an improvement from the 12.1% decline reported in Q2, as a Mobile and Home performed sequentially better, while B2B remained weak.

EBITDA was $63 million, up from $59 million in Q3 2019 due to contribution from our acquired mobile business. On an organic basis, EBITDA declined 15.6% year-on-year due mostly to the lower revenue, and the EBITDA margin decreased 6.7 percentage points year-on-year to reach 43.7%. Although EBITDA has declined organically amidst the pandemic, the business has proven resilient, generating operating cash flow of $160 million in the last twelve months, even as we continue to execute on our integration plans.

Earnings Release Q3 2020

El Salvador

	Q3 2020	Q3 2019	% change	9M 2020	9M 2019	% change
Mobile customers ('000)	2,533	2,475	2.3%	2,533	2,475	2.3%
Home customer relationships* ('000)	269	273	(1.7)%	269	273	(1.7)%
Revenue ($ millions)	96	95	0.2%	279	288	(3.1)%
Organic growth	0.2%	(2.6)%	2.8 pt	(3.1)%	(5.2)%	2.1 pt
Service revenue	84	86	(2.6)%	253	261	(3.2)%
Organic growth	(2.6)%	(4.9)%	2.3 pt	(3.2)%	(6.7)%	3.5 pt
EBITDA ($ millions)	32	35	(9.1)%	93	100	(7.4)%
Organic growth	(9.1)%	8.2%	(17.3) pt	(6.5)%	(7.4)%	0.9 pt
EBITDA margin %	33.4%	36.8%	(3.4) pt	33.2%	34.8%	(1.5) pt

* Home Customer Relationships includes (1) HFC (2) DTH (3) Others.

El Salvador began slowly loosening restrictions related to COVID-19 in July and fully reopened the economy at the end of August. As the lockdown eased, our prepaid business began to recover, and we added 117,000 customers during the quarter, offsetting the 113,000 decline in Q2. During the quarter, we have continued to invest in expanding our network, and we have upgraded 800 sites in order to leverage our newly-acquired spectrum.

In Home, customer relationships decreased by 19,000, as we introduced our lifeline service only on July 1, and we have yet to re-connect enough of the customers still on this temporary service, which provides them with basic connectivity during the pandemic, free of charge.

Service revenue of $84 million decreased 2.6% year-on-year, a notable improvement from a decline of 6.1% in Q2. EBITDA improved to $32 million from $25 million in Q2 but remained down 9.1% year-on-year, due to the lower revenue, higher service provider fees and municipality taxes. The EBITDA margin declined 3.4 percentage points to 33.4%, due to the reduced revenue.

Nicaragua & Costa Rica

	Q3 2020	Q3 2019	% change	9M 2020	9M 2019	% change
Mobile customers ('000)	3,396	3,297	3.0%	3,396	3,297	3.0%
Revenue ($ millions)	86	96	(10.6)%	271	215	26.1%
Service revenue ($ millions)	83	92	(10.1)%	262	207	26.8%
EBITDA ($ millions)	31	39	(20.0)%	95	81	17.0%
EBITDA margin %	36.7%	41.0%	-4.3 pt	35.2%	37.9%	(2.7)pt

In Nicaragua, the government has not implemented any measures aimed at restricting mobility, but we have nonetheless observed a reduction in both mobility and business activity since March, and only a modest improvement from Q2 to Q3, as we added 42,000 mobile customers in Q3, which compares to the 102,000 that we lost in Q2. In Home, we continued to add customers in Q3 2020, and our customer base and revenue continue to grow rapidly from a small base. We have continued to invest in modernizing our mobile network, and we have upgraded more than 1,100 sites since our acquisition just over one year ago.

Earnings Release Q3 2020

In Costa Rica, the government implemented a controlled reopening beginning in early September, maintaining restrictions on large gatherings at commercial venues. Contrary to trends seen in our other markets, service revenue weakened in Costa Rica during the third quarter, as a result of customer losses that occurred in the first half of the year, due to the cancellation of live soccer matches due to the pandemic and to the creation of a competing soccer channel, which has dampened demand for our Pay TV services. However, during the third quarter, we reached an agreement to create a new non-exclusive soccer channel, coinciding with the resumption of national soccer league play during the quarter. As a result, subscriber trends improved during Q3, but this was insufficient to offset customer losses incurred during the first half of the year.

Africa segment - Key Performance Indicators

Key Performance Indicators (‘000)	Q3 2020	Q3 2019	Q3 2020 vs Q3 19
Mobile customers	12,427	12,075	2.9%
MFS customers	6,727	6,459	4.1%
Mobile ARPU ($)	2.4	2.6	(7.5)%

Our Africa segment comprises our Tanzania operations. During Q3 2020, our mobile customer base declined by 385,000, due to disconnections stemming from the recently-implemented biometric customer registration system. Still, our customer base has increased 2.9% year-on-year to end the period at 12.4 million, a solid performance in light of the pandemic and the implementation of new biometric registration system beginning in Q1 2020.

Meanwhile, the number of customers that used mobile financial services (MFS) increased 4.1% to 6.7 million. As of September 30, 2020, our MFS customers represent approximately 54% of our Mobile customer base. ARPU declined 7.5%, due mostly to a reduction in regulated interconnection rates which occurred in January 2020.

Africa segment financial results

Please refer to Note 5 of our Unaudited Interim Condensed Consolidated Financial Statements for more details on our segments.

Africa Financial Highlights*	Q3 2020	Q3 2019	% change	9M 2020	9M 2019	% change
($m, unless otherwise stated)
Revenue	94	98	(4.5)%	269	284	(5.2)%
Service revenue	94	98	(4.5)%	269	284	(5.1)%
EBITDA	32	39	(16.7)%	91	84	8.6%
EBITDA margin %	34.4%	39.4%	(5.0) pt	33.7%	29.5%	4.3 pt
Capex	11	7	55.7%	28	22	31.0%

* Service revenue, EBITDA and Capex are non-IFRS measures. See page 20 for a description of non-IFRS measures and for reconciliations to the nearest equivalent IFRS measures. 2019 EBITDA has been re-presented as a result in the change in cost allocation. 2019 numbers have been restated to exclude Chad.

Earnings Release Q3 2020

In Tanzania, the government implemented mobility restrictions that were not as strict as in our other markets, these restrictions were lifted in the second quarter, although the local economy was negatively affected during the quarter. Service revenue declined 4.5% in Q3 2020 due to a decline in ARPU during the quarter, caused by lower levels of mobility, a 50% cut to regulated interconnection rates, and by lower data pricing due to competition. Encouragingly, service revenue of $94 million in Q3 2020 marks a meaningful improvement compared to $86 million in Q2 and $89 million in Q1 of 2020 driven by higher MFS customers and increased usage in Q3.

EBITDA declined 16.7% year-on-year due to the drop in revenue as well as a bad debt charge related to the B2B segment. On a sequential basis, EBITDA improved to $32 million in Q3 2020 from $29 million in Q2 and $30 million in Q1, consistent with the improved revenue trend seen during the third quarter. The EBITDA margin improved to 34.4% in Q3 from 33.6% in Q2 2020.

Capex was $11 million in the quarter and $28 million for the first nine months of the year, compared to $22 million in the first nine months of 2019.

Corporate Responsibility highlights – Q3 2020

Responsible Leadership in Action: adapting our programs to the Covid-19 pandemic

We continue our work with NGO and government partners to help local communities meet the challenges and opportunities presented by COVID-19 through the digital transformation of our flagship programs, while providing the resources that communities need during the crisis.

Digital tools for teachers and businesses

Our Maestr@s Conectad@s (Connected Teachers) program was expanded to Guatemala, Nicaragua and Paraguay, joining Bolivia, where the program was first implemented. The response from teachers has been very positive, with thousands enrolling in the first week of the launch. We are currently in conversations with AHYU – the organization which trains teachers on online education – to expand the program to all our Latam operations in 2021. We will also continue to work with Ministries of Education to ensure our actions support national efforts to continue virtual education and prepare students and teachers for an eventual return to the classroom.

We signed an Addendum to our agreement with UNICEF to confirm our commitment and plan to benefit children throughout our Latam region during this crisis.

Additionally, Tigo Business has launched a series of webinars at no cost for SMEs across the Latam region to support them with the adoption of digital tools for growth, efficiency and security during times of crisis. The webinars are available to our more than 300,000 B2B customers.

Health, safety and environment

As in the previous months, Millicom’s Executive Team and the Health & Safety function have continued working hand-in-hand with country operations to ensure the safety of our people as well as service continuity for the communities we serve throughout the COVID-19 pandemic.

Earnings Release Q3 2020

We continue to implement and adapt workplace health & safety measures in line with the guidelines from the World Health Organization and the U.S. Center for Disease Control at all our critical sites and operations region-wide as the situation evolves. The vast majority of our employees continue to work remotely from the safety of their homes.

We began preparations in all our countries of operation for external audits to meet re-certification of ISO Health & Safety (ISO 45001) and Environmental (ISO 14001) Standards. Due to COVID-19 and travel restrictions, these audits will be conducted virtually by a certified third party during October/November 2020.

Diversity and Inclusion

We have continued making progress on our Diversity & Inclusion (D&I) initiative. Between Q2 and Q3 of this year, we reached important milestones, such as executive team approval for our D&I Strategic Framework. The strategy focuses on building leadership accountability for creating an inclusive work environment, reducing bias in internal processes, developing and advancing our talent, and increasing affiliation of diverse employees.

To achieve these objectives, we are working on a change management and communication strategy aimed at raising awareness of the most common issues that are barriers to inclusive behaviors, which included messages from our top executives at our latest CEO Townhall, a video from our COO on the importance and value of D&I, as well as in country townhalls, strategy and functional business meetings.

Simultaneously, we have reviewed our internal processes to reduce bias and are implementing a number of practices aimed at building more transparency and bias-free practices in our recruiting activities, such as gender-neutral job descriptions, diverse panel of interviewers, diverse slate of candidates, and feedback to internal candidates that have reached final stage but were not selected.

To embed the Framework throughout our organization, an education program is currently underway, to develop inclusive leadership behaviors with a target of 250 leaders for 2020. We will continue to roll out the program over the next couple of years. We will provide a more detailed account of our 2020 D&I journey in our 2020 Annual Report, scheduled to be published in the first quarter of 2021.

Responsible supply chain management

We are currently adapting our Supplier CR Training program to a virtual model for 2021, with the objective of reaching more suppliers and improving our selection processes for suppliers that may present higher risks and tailoring specific trainings to those risks. This modality will enhance our public commitment to train 100% of our supplier base with over $1M in spend by 2023.

Our CR and Procurement teams are currently evaluating how we integrate our suppliers´ CR scores into our supplier management processes to optimize the ways in which we monitor and leverage corrective action plans for suppliers and to improve the assessment of our business partners’ CR risk management.

Compliance and anti-corruption program

During Q3, the Legal and Ethics & Compliance Departments were merged to create one Legal, Ethics and Compliance function. This change allows Millicom to continue its strong and continuous focus on compliance, while leveraging increased synergies across these functions.

We continued our focus on risk-based efforts, training, and communications. We also launched our annual mandatory Compliance E-Learning and Conflicts of Interest campaigns to all Company employees and contracted staff. Full engagement of local CEOs, global heads of function, and Millicom’s CEO was key in obtaining high completion rates. This year, e-learning included traditional compliance topics such as anti-corruption and gifts and hospitality, and a module on Anti-Money Laundering was added.

Earnings Release Q3 2020

As part of our Communications strategy, we published a series of compliance key messages. This quarter, compliance explicit messaging came from our Executive Team. Our Chief Human Resources Officer reminded all employees of the importance of our Speak Up culture, and our Chief Legal and Compliance Officer reinforced our responsibility to avoid and disclose potential Conflicts of Interest. Other similar initiatives included a virtual Coffee & Learn session entitled “Connections that Matter,” which went over Ethics & Compliance communications and where to find these messages on the company intranet.

Lastly, we started preparing for this year’s Corporate Compliance & Ethics Week campaign, which will take place in November 2020.

Conference call details

A presentation and conference call to discuss these results will take place on October 30, 2020 at 13:00 (Stockholm) / 12:00 (London) / 08:00 (Miami). Please dial in 5-10 minutes before the scheduled start time to register your attendance. Dial-in numbers for the call are as follows:

Sweden:	+46 (0) 8566-19361	Luxembourg:	+352-2786-6996
UK:	+44 (0) 2031-070289	US:	+1-914-987-7208

The access code is: 4064116. A live audio stream, slides, and replay details can be accessed at www.millicom.com.

Financial calendar

2021

Date	Event
February 11	Q4 2020 results and conference call
April 29	Q1 2021 results and conference call
May 4	2021 AGM
July 29	Q2 2021 results and conference call
October 28	Q3 2021 results and conference call

For further information, please contact

Press:	Investors:
Vivian Kobeh, Corporate Communications Director	Michel Morin, VP Investor Relations
+1 (786) 628-5300	+1 (786) 628-5270
press@millicom.com	investors@millicom.com

Sarah Inmon, Investor Relations Senior Manager
+1 (786) 628-5303
investors@millicom.com

About Millicom

Millicom (NASDAQ U.S.: TIGO, Nasdaq Stockholm: TIGO_SDB) is a leading provider of cable and mobile services dedicated to emerging markets in Latin America and Africa. Millicom sets the pace when it comes to providing high-speed broadband and innovation around The Digital Lifestyle services through its principal brand, TIGO. As of December 31, 2019, Millicom operating subsidiaries and joint ventures employed more than 22,000 people and provided mobile services to approximately 52 million customers, with a cable footprint of more than 11 million homes passed. Founded in 1992, Millicom International Cellular S.A. is headquartered in Luxembourg.

Earnings Release Q3 2020

Forward-Looking Statements

Statements included herein that are not historical facts, including without limitation statements concerning future strategy, plans, objectives, expectations and intentions, projected financial results, liquidity, growth and prospects, are forward-looking statements. Such forward-looking statements involve a number of risks and uncertainties and are subject to change at any time. In the event such risks or uncertainties materialize, Millicom’s results could be materially adversely affected. In particular, there is uncertainty about the spread of the COVID-19 virus and the impact it may have on Millicom's operations, the demand for Millicom's products and services, global supply chains and economic activity in general. The risks and uncertainties include, but are not limited to, the following:

•	global economic conditions and foreign exchange rate fluctuations as well as local economic conditions in the markets we serve;

•	potential disruption due to diseases, pandemics, political events, piracy or acts by terrorists, including the impact of the recent outbreak of the COVID-19 virus and the ongoing efforts throughout the world to contain it;

•	telecommunications usage levels, including traffic and customer growth;

•	competitive forces, including pricing pressures, the ability to connect to other operators’ networks and our ability to retain market share in the face of competition from existing and new market entrants as well as industry consolidation;

•	legal or regulatory developments and changes, or changes in governmental policy, including with respect to the availability of spectrum and licenses, the level of tariffs, tax matters, the terms of interconnection, customer access and international settlement arrangements;

•	adverse legal or regulatory disputes or proceedings;

•	the success of our business, operating and financing initiatives and strategies, including partnerships and capital expenditure plans;

•	the level and timing of the growth and profitability of new initiatives, start-up costs associated with entering new markets, the successful deployment of new systems and applications to support new initiatives;

•	relationships with key suppliers and costs of handsets and other equipment;

•	our ability to successfully pursue acquisitions, investments or merger opportunities, integrate any acquired businesses in a timely and cost-effective manner and achieve the expected benefits of such transactions;

•	the availability, terms and use of capital, the impact of regulatory and competitive developments on capital outlays, the ability to achieve cost savings and realize productivity improvements;

•	technological development and evolving industry standards, including challenges in meeting customer demand for new technology and the cost of upgrading existing infrastructure;

•	the capacity to upstream cash generated in operations through dividends, royalties, management fees and repayment of shareholder loans; and

•	other factors or trends affecting our financial condition or results of operations.

A further list and description of risks, uncertainties and other matters can be found in Millicom’s Registration Statement on Form 20-F, including those risks outlined in “Item 3. Key Information—D. Risk Factors,” and in Millicom’s subsequent U.S. Securities and Exchange Commission filings, all of which are available at www.sec.gov. To the extent COVID-19 adversely affects Millicom's business and financial results, it may also have the effect of heightening many of the risks described in its filings.

All forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by this cautionary statement. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. Except to the extent otherwise required by applicable law, we do not undertake any obligation to update or revise forward-looking statements, whether as a result of new information, future events or otherwise.

Earnings Release Q3 2020

Non IFRS Measures

This press release contains financial measures not prepared in accordance with IFRS. These measures are referred to as “non-IFRS” measures and include: non-IFRS service revenue, non-IFRS EBITDA, and non-IFRS Capex, among others defined below. Annual growth rates for these non-IFRS measures are often expressed in organic constant currency terms to exclude the effect of changes in foreign exchange rates, the adoption of new accounting standards such as IFRS 16, and are proforma for material changes in perimeter due to acquisitions and divestitures. The non-IFRS financial measures are presented in this press release as Millicom’s management believes they provide investors with an additional information for the analysis of Millicom’s results of operations, particularly in evaluating performance from one period to another. Millicom’s management uses non-IFRS financial measures to make operating decisions, as they facilitate additional internal comparisons of Millicom’s performance to historical results and to competitors' results, and provides them to investors as a supplement to Millicom’s reported results to provide additional insight into Millicom’s operating performance. Millicom’s Remuneration Committee uses certain non-IFRS measures when assessing the performance and compensation of employees, including Millicom’s executive directors.

The non-IFRS financial measures used by Millicom may be calculated differently from, and therefore may not be comparable to, similarly titled measures used by other companies - refer to the section “Non-IFRS Financial Measure Descriptions” for additional information. In addition, these non-IFRS measures should not be considered in isolation as a substitute for, or as superior to, financial measures calculated in accordance with IFRS, and Millicom’s financial results calculated in accordance with IFRS and reconciliations to those financial statements should be carefully evaluated.

Financial Measure Descriptions

Service revenue is revenue related to the provision of ongoing services such as monthly subscription fees, airtime and data usage fees, interconnection fees, roaming fees, mobile finance service commissions and fees from other telecommunications services such as data services, short message services and other value-added services excluding telephone and equipment sales.

EBITDA is operating profit excluding impairment losses, depreciation and amortization, and gains/losses on fixed asset disposals.

EBITDA Margin represents EBITDA in relation to Revenue.

Proportionate EBITDA is the sum of the EBITDA in every country where Millicom operates, including its Guatemala and Honduras joint ventures, pro rata for Millicom’s ownership stake in each country, less corporate costs that are not allocated to any country and inter-company eliminations.

Organic growth represents year-on-year growth excluding the impact of changes in FX rates, perimeter, and accounting. Changes in perimeter are the result of acquisitions and divestitures. Results from divested assets are immediately removed from both periods, whereas the results from acquired assets are included in both periods at the beginning (January 1) of the first full calendar year of ownership.

Net debt is Debt and financial liabilities less cash and pledged deposits.

Net financial obligations is Net debt plus lease liabilities.

Proportionate financial obligations is the sum of the net financial obligations in every country where Millicom operates, including its Guatemala and Honduras joint ventures, pro rata for Millicom’s ownership stake in each country.

Leverage is the ratio of net financial obligations over LTM (last twelve month) EBITDA, proforma for acquisitions made during the last twelve months.

Proportionate leverage is the ratio of proportionate net financial obligations over LTM proportionate EBITDA, proforma for acquisitions made during the last twelve months.

Capex is balance sheet capital expenditure excluding spectrum and license costs and lease capitalizations.

Cash Capex represents the cash spent in relation to capital expenditure, excluding spectrum and licenses costs.

Operating Cash Flow (OCF) is EBITDA less Capex.

Operating Free Cash Flow is OCF less changes in working capital and other non-cash items and taxes paid.

Earnings Release Q3 2020

Equity Free Cash Flow is Operating Free Cash Flow less finance charges paid (net), less advances for dividends to non-controlling interests, plus dividends received from joint ventures.

Operating Profit After Tax displays the profit generated from the operations of the company after statutory taxes.

Return on Invested Capital (ROIC) is used to assess the Group’s efficiency at allocating the capital under its control to and is defined as Operating Profit After Tax, including Guatemala and Honduras as if fully consolidated, divided by the average invested Capital during the period.

Average Invested Capital is the capital invested in the company operation throughout the year and is calculated with the average of opening and closing balances of the total assets minus current liabilities (excluding debt, joint ventures, accrued interests, deferred and current tax, cash as well as investments and non-controlling interests), less assets and liabilities held for sale.

Underlying measures, such as Underlying service revenue, Underlying EBITDA, Underlying equity free cash flow, Underlying net debt, Underlying leverage, etc., include Guatemala and Honduras, as if fully consolidated.

Average Revenue per User per Month (ARPU) for our Mobile customers is (x) the total mobile and mobile financial services revenue (excluding revenue earned from tower rentals, call center, data and mobile virtual network operator, visitor roaming, national third parties roaming and mobile telephone equipment sales revenue) for the period, divided by (y) the average number of mobile subscribers for the period, divided by (z) the number of months in the period. We define ARPU for our Home customers in our Latin America segment as (x) the total Home revenue (excluding equipment sales, TV advertising and equipment rental) for the period, divided by (y) the average number of customer relationships for the period, divided by (z) the number of months in the period. ARPU is not subject to a standard industry definition and our definition of ARPU may be different to other industry participants.

Please refer to our 2019 Annual Report for a complete list and description of non-IFRS measures.

Non-IFRS Reconciliations

Reconciliation from Reported Growth to Organic Growth for the Latam segment4

Latam Segment ($ millions)	Revenue		Service Revenue		EBITDA		OCF
	Q3 2020	Q3 2019	Q3 2020	Q3 2019	Q3 2020	Q3 2019	Q3 2020	Q3 2019
A- Current period	1,445	1,500	1,318	1,383	581	619	362	372
B- Prior year period	1,500	1,368	1,383	1,268	619	524	372	278
C- Reported growth (A/B)	(3.7)%	9.7%	(4.7)%	9.0%	(6.1)%	18.0%	(2.7)%	33.6%
D- Accounting change impact	—	—	—	—	—	8.3%	—	15.7%
E- Change in Perimeter impact	2.7%	12.7%	2.8%	13.4%	2.6%	14.1%	2.9%	16.2%
F- FX impact	(4.2)%	(5.4)%	(4.3)%	(5.4)%	(4.0)%	(4.9)%	(6.6)%	(9.3)%
G- Other	—	0.1%	—	0.1%	0.9%	(0.2)%	2.0%	1.0%
H- Organic Growth (C-D-E-F-G)	(2.2)%	2.2%	(3.1)%	1.0%	(5.6)%	0.7%	(1.0)%	10.0%

4 See Note 5 of our Unaudited Interim Condensed Consolidated Financial Statements for details on our segments.

Earnings Release Q3 2020

Latam Segment ($ millions)	Revenue		Service Revenue		EBITDA		OCF
	9M 2020	9M 2019	9M 2020	9M 2019	9M 2020	9M 2019	9M 2020	9M 2019
A- Current period	4,309	4,387	3,984	4,072	1,725	1,782	1,142	1,143
B- Prior year period	4,387	4,104	4,072	3,807	1,782	1,558	1,143	951
C- Reported growth (A/B)	(1.8)%	6.9%	(2.2)%	7.0%	(3.2)%	14.4%	(0.1)%	20.2%
D- Accounting change impact	—	—	—	—	—	7.9%	—	13.0%
E- Change in Perimeter impact	5.4%	9.9%	5.4%	10.5%	5.2%	10.9%	6.9%	9.9%
F- FX impact	(4.1)%	(5.8)%	(4.2)%	(5.8)%	(3.8)%	(5.6)%	(6.0)%	(9.2)%
G- Other	(0.1)%	0.1%	(0.1)%	0.1%	0.8%	(1.0)%	1.7%	(1.3)%
H- Organic Growth (C-D-E-F-G)	(2.9)%	2.7%	(3.3)%	2.2%	(5.4)%	2.2%	(2.7)%	7.8%

Earnings Release Q3 2020

Reconciliation from Reported Growth to Organic Growth for the main Latam markets

Service Revenue ($ millions)	Q3 2020	Q3 2019	Organic	FX	Accounting	Perimeter	Other	Reported
Guatemala	314	304	3.9%	(0.4)%	—	—	—	3.5%
Colombia	311	351	(0.2)%	(11.2)%	—	—	—	(11.4)%
Paraguay	124	146	(5.0)%	(10.5)%	—	—	0.2%	(15.2)%
Honduras	128	136	(6.0)%	(0.3)%	—	—	0.2%	(6.1)%
Bolivia	141	158	(10.6)%	—	—	—	—	(10.6)%
Panama	139	115	(9.4)%	—	—	33.4%	(3.1)%	20.9%
El Salvador	84	86	(2.6)%	—	—	—	—	(2.6)%
Nicaragua, Costa Rica & Eliminations	78	88	—	—	—	—	—	—
Latam*	1,318	1,383	(3.1)%	(4.3)%	—	2.8%	—	(4.7)%

* Perimeter impact on Latam segment reflects acquisition of mobile businesses in Panama and Nicaragua during 2019.

EBITDA ($ millions)	Q3 2020	Q3 2019	Organic	FX	Accounting	Perimeter	Other	Reported
Guatemala	191	186	3.2%	(0.4)%	—	—	—	2.8%
Colombia	111	122	2.6%	(11.5)%	—	—	—	(8.9)%
Paraguay	62	76	(8.7)%	(10.3)%	—	—	0.4%	(18.6)%
Honduras	61	72	(15.7)%	(0.6)%	—	—	0.5%	(15.8)%
Bolivia	57	64	(11.6)%	—	—	—	—	(11.6)%
Panama	63	59	(15.6)%	—	—	27.1%	(4.2)%	7.3%
El Salvador	32	35	(9.1)%	—	—	—	—	(9.1)%
Nicaragua, Costa Rica, Corp Costs & Eliminations	4	4	—	—	—	—	—	—
Latam*	581	619	(5.6)%	(4.0)%	—	2.6%	0.9%	(6.1)%

* Perimeter impact on Latam segment reflects acquisition of mobile businesses in Panama and Nicaragua during 2019.

ARPU reconciliations

Latam Segment - Mobile ARPU Reconciliation	Q3 2020	Q3 2019	9M 2020	9M 2019
Mobile service revenue ($m)	790	819	2,383	2,398
Mobile Service revenue ($m) from non Tigo customers ($m) *	(7)	(18)	(26)	(53)
Mobile Service revenue ($m) from Tigo customers (A)	782	800	2,357	2,345
Mobile customers - end of period (000)	39,483	38,588	39,483	38,588
Mobile customers - average (000) (B) **	38,630	37,875	39,139	35,833
Mobile ARPU (USD/Month) (A/B/number of months)	6.8	7.0	6.7	7.3

* Refers to TV advertising, production services, MVNO, DVNO, equipment rental revenue, call center revenue, national roaming, equipment sales, visitor roaming, tower rental, DVNE, and other non-customer driven revenue.

** Average QoQ for the quarterly view is the average of the last quarter.

Earnings Release Q3 2020

Latam Segment - Home ARPU Reconciliation	Q3 2020	Q3 2019	9M 2020	9M 2019
Home service revenue ($m)	371	386	1,122	1,143
Home service revenue ($m) from non Tigo customers ($m) *	(8)	(11)	(23)	(28)
Home service revenue ($m) from Tigo customers (A)	363	375	1,099	1,114
Customer Relationships - end of period (000) **	4,453	4,316	4,453	4,316
Customer Relationships - average (000) (B)	4,374	4,281	4,370	4,217
Home ARPU (USD/Month) (A/B/number of months)	27.7	29.2	27.9	29.4

* TV advertising, production services, equipment rental revenue, call center revenue, equipment sales and other non customer driven revenue.

** Represented by homes connected all technologies (HFC + Other Technologies + DTH & Wimax RGUs).

*** Average QoQ for the quarterly view is the average of the last quarter.

One-off Summary - Items above EBITDA only

2020	Q3 2020		9M 2020
($ millions)	Revenue	EBITDA	Revenue	EBITDA	Comment (Q3 2020)
Latam	—	—	—	—
Nicaragua	—	—	—	(8)
Latam Total	—	—	—	(8)

2019	Q3 2019		9M 2019
($ millions)	Revenue	EBITDA	Revenue	EBITDA	Comment (Q3 2019)
Colombia	—	(5)	—	(9)	Bad Debt related to wholesale
Paraguay	5	4	10	6	Revenue accrual and others
Latam Total	5	(1)	10	(3)
Africa	—	—	—	(21)
Corporate	—	(11)	—	(27)	Acquisition and integraton costs
Total	5	(12)	10	(51)

Foreign Exchange rates used to support FX impact calculations in the above Organic Growth reconciliations

		Average FX rate (vs. USD)					End of period FX rate (vs. USD)
		Q3 20	Q2 20	QoQ	Q3 19	YoY	Q3 20	Q2 20	QoQ	Q3 19	YoY
Bolivia	BOB	6.91	6.91	0.0%	6.91	0.0%	6.91	6.91	0.0%	6.91	0.0%
Colombia	COP	3,784	3,881	2.6%	3,348	(11.5)%	3,879	3,759	(3.1)%	3,462	(10.7)%
Costa Rica	CRC	594	580	(2.4)%	577	(2.8)%	607	583	(3.8)%	584	(3.8)%
Guatemala	GTQ	7.73	7.70	(0.4)%	7.70	(0.4)%	7.79	7.70	(1.1)%	7.74	(0.6)%
Honduras	HNL	24.66	24.87	0.8%	24.64	(0.1)%	24.53	24.80	1.1%	24.71	0.7%
Nicaragua	NIO	34.47	34.21	(0.7)%	33.33	(3.3)%	34.60	34.34	(0.7)%	33.53	(3.1)%
Paraguay	PYG	6,921	6,630	(4.2)%	6,205	(10.3)%	6,990	6,807	(2.6)%	6,380	(8.7)%
Ghana	GHS	5.78	5.79	0.1%	5.42	(6.2)%	5.79	5.79	0.0%	5.41	(6.6)%
Tanzania	TZS	2,317	2,311	(0.3)%	2,297	(0.9)%	2,319	2,315	(0.2)%	2,294	(1.1)%

Earnings Release Q3 2020

Reconciliation Net financial obligations to EBITDA to Proportionate net financial obligations to EBITDA as of September 30, 2020 and December 31, 2019

Debt Information - September 30, 2020	Financial obligations			EBITDA	Leverage
$ millions	Gross	Cash	Net
Millicom Group (IFRS)	6,897	1,144	5,753	1,520	3.79x
Plus: Guatemala	1,169	279	890	753
Plus: Honduras	431	80	352	251
Less: Corporate Costs	—	1	(1)	(38)
Underlying Millicom Group (Non-IFRS)	8,498	1,503	6,995	2,486	2.81x
Less: 50% Minority Stake in Colombia	518	62	455	235
Less: 45% Minority Stake in Guatemala	526	126	400	339
Less: 33% Minority Stake in Honduras	144	27	117	84
Less: 20% Minority Stake in Panama	205	20	185	53
Less: 1.5% Minority Stake in Tanzania	6	—	6	2
Proportionate Millicom Group (Non-IFRS)	7,098	1,268	5,831	1,774	3.29x

December 31, 2019	Financial obligations			EBITDA	Proforma
$ millions	Gross	Cash	Net		Adjustments*	EBITDA	Leverage
Millicom Group (IFRS)	7,068	1,166	5,903	1,530	—	—	—
Plus: Guatemala	1,172	189	983	748	—	—	—
Plus: Honduras	423	40	383	280	—	—	—
Less: Corporate Costs	—	—	—	(36)	—	—	—
Underlying Millicom Group (Non-IFRS)	8,664	1,395	7,269	2,522	95	2,617	2.78x
Less: 50% Minority Stake in Colombia	606	107	499	255	—	—	—
Less: 45% Minority Stake in Guatemala	528	85	442	337	—	—	—
Less: 33% Minority Stake in Honduras	141	13	128	93	—	—	—
Less: 20% Minority Stake in Panama	208	12	196	45	13	—	—
Less: 1.5% Minority Stake in Tanzania	6	—	6	2	—	—	—
Proportionate Millicom Group (Non-IFRS)	7,175	1,177	5,998	1,791	82	1,873	3.20x

* Proforma adjusted EBITDA related to mobile acquisitions in Panama.

Earnings Release Q3 2020

Debt maturity profile

	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	>2030
International Bonds	800	—	—	—	221	500	500	550	500	750	600
Floating MIC S.A. Sustain. Bond Due 2024*					221
6.875% Comcel $800m Bond Due 2024	800
6.000% MIC S.A. $500m Bond Due 2025						500
6.625% MIC S.A. $500m Bond Due 2026							500
5.875% Telecel $550m Bond Due 2027								550
5.125% MIC S.A. $500m Bond Due 2028									500
6.250% MIC S.A. $750m Bond Due 2029										750
4.500% Cable Onda $600m Bond Due 2030											600
Local Bonds (Colombia, Bolivia, Paraguay & Panama)	—	44	46	102	104	200	102	4	2	14	59
Bank and DFI	7	102	91	367	792	406	25	115	43	114	46
Total	807	146	137	469	1,118	1,106	627	669	545	879	706
% of Total	11.2%	2.0%	1.9%	6.5%	15.5%	15.3%	8.7%	9.3%	7.6%	12.2%	9.8%

Earnings Release Q3 2020

Capex Reconciliation

Capex Reconciliation	Q3 2020	Q3 2019	9M 2020	9M 2019
Consolidated:
Additions to property, plant and equipment	149	173	388	459
Additions to licenses and other intangibles	34	39	497	127
Of which spectrum and license costs	7	16	427	65
Total consolidated additions	182	212	885	586
Of which capital expenditures related to corporate offices	1	2	6	6

Latin America Segment	Q3 2020	Q3 2019	9M 2020	9M 2019
Additions to property, plant and equipment	188	221	499	565
Additions to licenses and other intangibles	38	31	594	127
Of which spectrum and license costs	7	4	510	53
Latin America Segment total additions (Underlying)	227	252	1,093	692
Capex excluding spectrum and license costs	220	247	583	639

Africa Segment	Q3 2020	Q3 2019	9M 2020	9M 2019
Additions to property, plant and equipment	11	7	28	22
Additions to licenses and other intangibles	—	12	—	12
Of which spectrum and license costs	—	12	—	12
Africa Segment total additions	11	19	28	34
Capex excluding spectrum and license costs	11	7	28	22

Operating Free Cash Flow Reconciliation

Cash Flow Data	Q3 2020	Q3 2019	9M 2020	9M 2019
Net cash provided by operating activities	201	209	525	532
Purchase of property, plant and equipment	(138)	(177)	(440)	(526)
Proceeds from sale of property, plant and equipment	5	9	6	21
Purchase of intangible assets and licenses	(35)	(41)	(201)	(144)
Proceeds from sale of intangible assets	—	—	—	—
Net purchase/proceeds for property, plant and equipment and intangible assets	(169)	(209)	(636)	(650)
(Less) Proceeds from sale of towers part of tower sale and leaseback transactions	—	(9)	—	(21)
(Less) Purchase of spectrum and licenses	4	32	95	43
(Less) Finance charges paid, net	147	126	416	347
Operating free cash flow	183	150	400	252

Earnings Release Q3 2020

Equity Free Cash Flow Reconciliation

Cash Flow Data	Q3 2020	Q3 2019	9M 2020	9M 2019
Net cash provided by operating activities	201	209	525	532
Purchase of property, plant and equipment	(138)	(177)	(440)	(526)
Proceeds from sale of property, plant and equipment	5	9	6	21
Proceeds from sale of towers part of tower sale and leaseback transactions	—	(9)	—	(21)
Purchase of intangible assets	(35)	(41)	(201)	(144)
Proceeds from sale of intangible assets	—	—	—	—
Purchase of spectrum and licenses	4	32	95	43
Finance charges paid, net	147	126	416	347
Operating free cash flow	183	150	400	252
Interest (paid), net	(147)	(126)	(416)	(347)
Free cash flow	36	24	(16)	(95)
Dividends received from joint ventures (Guatemala and Honduras)	9	76	67	181
Dividends paid to non-controlling interests	(3)	—	(5)	(12)
Equity free cash flow	42	100	46	73

OCF (EBITDA- Capex) Reconciliation

Latam OCF Underlying	Q3 2020	Q3 2019	9M 2020	9M 2019
Latam EBITDA	581	619	1,725	1,782
(-) Capex (Ex. Spectrum)	220	247	583	639
Latam OCF	362	372	1,142	1,143

Africa OCF	Q3 2020	Q3 2019	9M 2020	9M 2019
Africa EBITDA	32	39	91	84
(-) Capex (Ex. Spectrum)	11	7	28	22
Africa OCF	22	32	63	62

Earnings Release Q3 2020

Guatemala and Honduras Financial Information (unaudited)

Until 2015, Millicom group results included Guatemala and Honduras on a 100% consolidation basis. Since 2016, these businesses are treated as joint ventures and are consolidated using the equity method. To aid investors to better track the evolution of the company’s performance over time, we provide the following indicative unaudited financial statement data for the Millicom group as if our Guatemala and Honduras joint ventures had been fully consolidated.

Income statement data Q3 2020	Millicom (IFRS)	Guatemala and Honduras JVs	Eliminations	Underlying (non-IFRS)
($millions)
Revenue	1,026	512	—	1,538
Cost of sales	(286)	(128)	—	(414)
Gross profit	740	384	—	1,124
Operating expenses	(369)	(142)	—	(511)
EBITDA	371	242	—	613
EBITDA margin	36.1%	47.3%	—	39.8%
Depreciation & amortization	(305)	(114)	—	(419)
Share of net profit in joint ventures	22	—	(22)	—
Other operating income (expenses), net	9	—	—	8
Operating profit	97	128	(22)	202
Net financial expenses	(140)	(60)	—	(200)
Other non-operating income (expenses), net	(10)	(4)	—	(14)
Gains (losses) from associates	1	—	—	1
Profit (loss) before tax	(53)	64	(22)	(11)
Net tax credit (charge)	1	(23)	—	(21)
Profit (loss) for the period	(51)	41	(22)	(32)
Non-controlling interests	9	(19)	—	(10)
Profit (loss) from discontinued operations	(8)	—	—	(8)
Net profit (loss) for the period	(51)	22	(22)	(51)

Earnings Release Q3 2020

Income statement data 9M 2020	Millicom (IFRS)	Guatemala and Honduras JVs	Eliminations	Underlying (non-IFRS)
($millions)
Revenue	3,083	1,494	—	4,577
Cost of sales	(887)	(360)	—	(1,247)
Gross profit	2,196	1,134	—	3,330
Operating expenses	(1,101)	(414)	—	(1,515)
EBITDA	1,096	719	—	1,815
EBITDA margin	35.5%	48.2%	—	39.7%
Depreciation & amortization	(904)	(341)	—	(1,245)
Share of net profit in joint ventures	101	—	(101)	—
Other operating income (expenses), net	31	(1)	—	30
Operating profit	323	377	(101)	600
Net financial expenses	(448)	(110)	—	(559)
Other non-operating income (expenses), net	(147)	(8)	—	(154)
Gains (losses) from associates	—	—	—	—
Profit (loss) before tax	(272)	260	(101)	(113)
Net tax credit (charge)	(48)	(73)	—	(120)
Profit (loss) for the period	(320)	187	(101)	(233)
Non-controlling interests	40	(86)	—	(46)
Profit (loss) from discontinued operations	(9)	—	—	(9)
Net profit (loss) for the period	(288)	101	(101)	(288)

Earnings Release Q3 2020

Balance Sheet data ($ millions)	Millicom IFRS	Guatemala and Honduras JVs	Underlying (non-IFRS)
Assets
Intangible assets, net	3,375	2,853	6,227
Property, plant and equipment, net	2,559	861	3,421
Right of Use Assets	874	280	1,154
Investments in joint ventures and associates	2,673	(2,649)	25
Other non-current assets	348	55	403
Total non-current assets	9,829	1,400	11,229
Inventories, net	47	35	82
Trade receivables, net	338	91	429
Other current assets	801	331	1,131
Restricted cash	170	18	188
Cash and cash equivalents	1,144	359	1,502
Total current assets	2,498	835	3,333
Assets held for sale	2	—	2
Total assets	12,330	2,234	14,564

Equity and liabilities
Equity attributable to owners of the Company	2,059	(42)	2,018
Non-controlling interests	207	477	684
Total equity	2,266	436	2,702
Debt and financing	6,668	746	7,413
Other non-current liabilities	1,195	(81)	1,114
Total non-current liabilities	7,863	665	8,528
Debt and financing	230	855	1,085
Other current liabilities	1,971	279	2,250
Total current liabilities	2,200	1,134	3,334
Liabilities directly associated with assets held for sale	—	—	—
Total liabilities	10,063	1,799	11,862
Total equity and liabilities	12,330	2,234	14,564

Earnings Release Q3 2020

Cash Flow Data	Millicom IFRS	Guatemala and Honduras JVs	Underlying (non-IFRS)
($millions)
Profit (loss) before taxes from continuing operations	(272)	159	(113)
Profit (loss) for the period from discontinued operations	(9)	—	(9)
Profit (loss) before taxes	(281)	159	(122)
Net cash provided by operating activities (incl. discontinued ops)	525	573	1,098
Net cash used in investing activities (incl. discontinued ops)	(446)	(361)	(807)
Net cash from (used by) financing activities (incl. discontinued ops)	(71)	(80)	(152)
Exchange impact on cash and cash equivalents, net	(28)	(2)	(30)
Net (decrease) increase in cash and cash equivalents	(20)	130	110
Cash and cash equivalents at the beginning of the period	1,164	229	1,393
Effect of cash in disposal group held for sale	—	—	—
Cash and cash equivalents at the end of the period	1,144	359	1,502

Regulatory Statement

This information was prior to this release inside information and is information that Millicom is obliged to make public pursuant to the EU Market Abuse Regulation. This information was submitted for publication, through the agency of the contact person set out above, at 11:00 CET on October 30, 2020.

Item 2

Unaudited Interim Condensed Consolidated Financial Statements

For the three- and nine-month periods ended September 30, 2020

October 30, 2020

Unaudited Interim Condensed Consolidated Financial Statements for the three- and nine-month periods ended September 30, 2020

Unaudited interim condensed consolidated statement of income for the three- and nine-month periods ended September 30, 2020

in millions of U.S dollars except per share data	Notes	Nine months ended September 30, 2020	Nine months ended September 30, 2019 (i)	Three months ended September 30, 2020	Three months ended September 30, 2019 (i)
Continuing Operations
Revenue	5	3,083	3,186	1,026	1,097
Cost of sales		(887)	(891)	(286)	(302)
Gross profit		2,196	2,295	740	795
Operating expenses		(1,101)	(1,189)	(369)	(392)
Depreciation	3	(660)	(612)	(217)	(203)
Amortization		(244)	(191)	(88)	(69)
Share of profit in the joint ventures in Guatemala and Honduras (ii)	15	101	137	22	46
Other operating income (expenses), net	14	31	7	9	(1)
Operating profit	5	323	446	97	176
Interest and other financial expenses	10	(457)	(407)	(141)	(135)
Interest and other financial income		8	15	1	7
Other non-operating (expenses) income, net	6	(147)	(82)	(10)	(127)
Profit (loss) from other joint ventures and associates, net		—	(31)	1	(17)
Profit (loss) before taxes from continuing operations		(272)	(59)	(53)	(96)
Tax (charge) credit, net		(48)	(89)	1	(47)
Profit (loss) from continuing operations		(320)	(148)	(51)	(143)
Profit (loss) from discontinued operations, net of tax	4	(9)	60	(8)	(4)
Net profit (loss) for the period		(329)	(88)	(59)	(147)

Attributable to:
Owners of Millicom		(288)	(73)	(51)	(131)
Non-controlling interests		(40)	(15)	(9)	(16)

(Loss)/Earnings per common share for net profit/ (loss) attributable to the owners of the Company:
Basic and Diluted ($ per share) (iii)	7	(2.85)	(0.73)	(0.50)	(1.30)

(i)	Restated for finalization of purchase accounting for Cable Onda acquisition (see note 3).

(ii)	Includes an $18 million charge related to early redemption of bonds (see Note 10)

(iii)	There are no dilutive potential ordinary shares

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

2

Unaudited Interim Condensed Consolidated Financial Statements for the three- and nine-month periods ended September 30, 2020

Unaudited interim condensed consolidated statement of comprehensive income for the three- and nine-month periods ended September 30, 2020

in millions of U.S dollars	Nine months ended September 30, 2020	Nine months ended September 30, 2019 (i)	Three months ended September 30, 2020	Three months ended September 30, 2019 (i)
Net profit (loss) for the period	(329)	(88)	(59)	(147)
Other comprehensive income (to be reclassified to statement of income in subsequent periods), net of tax:
Exchange differences on translating foreign operations	(82)	(37)	(8)	(51)
Change in value of cash flow hedges, net of tax effects	(4)	(18)	2	(7)
Other comprehensive income (not to be reclassified to statement of income in subsequent periods), net of tax:
Total comprehensive income (loss) for the period	(415)	(143)	(66)	(205)

Attributable to
Owners of the Company	(356)	(121)	(54)	(180)
Non-controlling interests	(59)	(23)	(11)	(26)

Total comprehensive income for the period arises from:
Continuing operations	(407)	(203)	(57)	(201)
Discontinued operations	(8)	60	(8)	(4)

(i)	Restated for finalization of purchase accounting for Cable Onda acquisition (see note 3).

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

3

Unaudited Interim Condensed Consolidated Financial Statements for the three- and nine-month periods ended September 30, 2020

Unaudited interim condensed consolidated statement of financial position as at September 30, 2020

in millions of U.S dollars	Notes	September 30, 2020	December 31, 2019(i)
ASSETS
NON-CURRENT ASSETS
Intangible assets, net	9	3,375	3,195
Property, plant and equipment, net	8	2,559	2,899
Right of use assets		874	1,012
Investments in joint ventures	15	2,649	2,797
Investments in associates		25	25
Contract costs, net		4	5
Deferred tax assets		227	200
Derivative financial instruments	13	13	—
Other non-current assets	12	104	104
TOTAL NON-CURRENT ASSETS		9,829	10,238

CURRENT ASSETS
Inventories		47	32
Trade receivables, net	2	338	371
Contract assets, net		33	41
Amounts due from non-controlling interests, associates and joint ventures	12	23	29
Prepayments and accrued income		180	156
Current income tax assets		91	119
Supplier advances for capital expenditure		24	22
Equity investments	14	260	371
Other current assets		188	192
Restricted cash		170	155
Cash and cash equivalents		1,144	1,164
TOTAL CURRENT ASSETS		2,498	2,652
Assets held for sale	4	2	5
TOTAL ASSETS		12,330	12,895

(i)	Restated for finalization of purchase accounting for Nicaragua and Panama acquisitions (see note 3).

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

4

Unaudited Interim Condensed Consolidated Financial Statements for the three- and nine-month periods ended September 30, 2020

Unaudited interim condensed consolidated statement of financial position as at September 30, 2020 (continued)

in millions of U.S dollars	Notes	September 30, 2020	December 31, 2019(i)
EQUITY AND LIABILITIES
EQUITY
Share capital and premium		630	633
Treasury shares		(30)	(51)
Other reserves		(617)	(544)
Retained profits		2,365	2,222
Profit (loss) for the period attributable to equity holders		(288)	149
Equity attributable to owners of the Company		2,059	2,410
Non-controlling interests		207	271
TOTAL EQUITY		2,266	2,680

LIABILITIES
NON-CURRENT LIABILITIES
Debt and financing	10	5,791	5,786
Lease liabilities	10	876	988
Derivative financial instruments	13	11	17
Amounts due to non-controlling interests, associates and joint ventures	12	219	337
Payables and accruals for capital expenditure	9	439	61
Provisions and other non-current liabilities		302	322
Deferred tax liabilities		223	285
TOTAL NON-CURRENT LIABILITIES		7,863	7,797

CURRENT LIABILITIES
Debt and financing	10	114	186
Lease liabilities	10	116	107
Put option liability	13	268	264
Payables and accruals for capital expenditure		228	348
Other trade payables		267	289
Amounts due to non-controlling interests, associates and joint ventures	12	117	161
Accrued interest and other expenses		448	432
Current income tax liabilities		84	75
Contract liabilities		93	82
Provisions and other current liabilities		468	474
TOTAL CURRENT LIABILITIES		2,200	2,417
Liabilities directly associated with assets held for sale	4	—	—
TOTAL LIABILITIES		10,063	10,215
TOTAL EQUITY AND LIABILITIES		12,330	12,895

(i)	Restated for the finalization of purchase accounting for Nicaragua and Panama acquisitions (see note 3).

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

5

Unaudited Interim Condensed Consolidated Financial Statements for the three- and nine-month periods ended September 30, 2020

Unaudited interim condensed consolidated statement of cash flows for the nine-month period ended September 30, 2020

in millions of U.S dollars	Notes	September 30, 2020	September 30, 2019 (i)
Cash flows from operating activities (including discontinued operations)
Profit (loss) before taxes from continuing operations		(272)	(59)
Profit (loss) before taxes from discontinued operations	4	(9)	62
Profit (loss) before taxes		(281)	2
Adjustments to reconcile to net cash:
Interest expense on leases		117	113
Interest expense on debt and other financing		340	295
Interest and other financial income		(8)	(15)
Adjustments for non-cash items:
Depreciation and amortization	5	904	814
Share of net profit in Guatemala and Honduras joint ventures		(101)	(137)
(Gain) on disposal and impairment of assets, net	4, 14	(22)	(81)
Share based compensation		20	22
Loss from other joint ventures and associates, net		—	31
Other non-cash non-operating (income) expenses, net	6	147	82
Changes in working capital:
Decrease (increase) in trade receivables, prepayments and other current assets, net		(90)	(143)
Increase (decrease) in inventories		(18)	(6)
Increase (decrease) in trade and other payables, net		35	(25)
Changes in contract assets, liabilities and costs, net		7	(1)
Total changes in working capital		(66)	(175)
Interest paid on leases		(111)	(103)
Interest paid on debt and other financing		(313)	(257)
Interest received		8	12
Taxes paid	5	(108)	(73)
Net cash provided by operating activities		525	532
Cash flows from (used in) investing activities (including discontinued operations):
Acquisition of subsidiaries, joint ventures and associates, net of cash acquired	3	3	(1,013)
Proceeds from disposal of subsidiaries and associates, net of cash disposed	4	10	110
Purchase of intangible assets and licenses	9	(201)	(144)
Purchase of property, plant and equipment	8	(440)	(526)
Proceeds from sale of property, plant and equipment	8	6	21
Proceeds from disposal of equity investment, net of costs	14	91	—
Dividends and dividend advances received from joint ventures	15	67	181
Cash (used in) provided by other investing activities, net		19	14
Net cash used in investing activities		(446)	(1,357)

6

Unaudited Interim Condensed Consolidated Financial Statements for the three- and nine-month periods ended September 30, 2020

Unaudited interim condensed consolidated statement of cash flows for the nine-month period ended September 30, 2020 (continued)

Cash flows from financing activities (including discontinued operations):
Proceeds from debt and other financing	10	810	2,106
Repayment of debt and other financing	10	(783)	(923)
Lease capital repayment		(83)	(82)
Advances and dividends paid to non-controlling interests		(5)	(12)
Share repurchase program		(10)	—
Dividends paid to owners of the Company		—	(133)
Net cash provided by (used in) financing activities		(71)	955
Exchange impact on cash and cash equivalents, net		(28)	(16)
Net (decrease) increase in cash and cash equivalents		(20)	114
Cash and cash equivalents at the beginning of the year		1,164	528
Effect of cash in disposal group held for sale	4	—	(9)
Cash and cash equivalents at the end of the period		1,144	633

(i)	Restated for the finalization of purchase accounting for Cable Onda acquisition (see note 3).

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

7

Unaudited Interim Condensed Consolidated Financial Statements for the three- and nine-month periods ended September 30, 2020

Unaudited interim condensed consolidated statements of changes in equity for the nine-month period ended September 30, 2020 and the nine-month period ended September 30, 2019

in millions of U.S dollars	Number of shares (000’s)	Number of shares held by the Group (000’s)	Share capital	Share premium	Treasury shares	Retained profits(i)	Other reserves	Total	Non- controlling interests	Total equity
Balance on December 31, 2018	101,739	(914)	153	482	(81)	2,525	(538)	2,542	251	2,792
Total comprehensive income for the period(i)	—	—	—	—	—	(73)	(47)	(121)	(23)	(143)
Dividends	—	—	—	—	—	(268)	—	(268)	—	(268)
Dividends to non controlling interests	—	—	—	—	—	—	—	—	(1)	(1)
Purchase of treasury shares	—	(120)	—	—	(11)	3	—	(7)	—	(7)
Share based compensation	—	—	—	—	—	—	22	22	1	23
Issuance of shares under share-based payment schemes	—	437	—	(2)	39	(12)	(24)	1	—	1
Balance on September 30, 2019 (ii)	101,739	(596)	153	480	(53)	2,176	(587)	2,168	228	2,396

Balance on December 31, 2019 (ii)	101,739	(581)	153	480	(51)	2,372	(544)	2,410	271	2,680
Total comprehensive income for the period	—	—	—	—	—	(288)	(66)	(355)	(59)	(414)
Dividends	—	—	—	—	—	—	—	—	—	—
Dividends to non controlling interests	—	—	—	—	—	—	—	—	(5)	(5)
Purchase of treasury shares (iii)	—	(467)	—	—	(19)	3	—	(16)	—	(16)
Share based compensation	—	—	—	—	—	—	19	19	1	20
Issuance of shares under share-based payment schemes	—	521	—	(2)	40	(11)	(26)	1	—	1
Balance on September 30, 2020	101,739	(526)	153	478	(30)	2,076	(617)	2,059	207	2,266

(i)	Retained profits – includes profit for the period attributable to equity holders, of which at September 30, 2020, $305 million (2019: $306 million; 2018: $324 million) are not distributable to equity holders.

(ii)	Restated for the finalization of purchase accounting for the latest acquisitions (see note 3).

(iii)	During the nine-month period ended September 30, 2020, Millicom repurchased 350,000 shares for a total amount of $10 million and withheld approximately 117,000 shares for settlement of tax obligations on behalf of employees under share-based compensation plans.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

8

Unaudited Interim Condensed Consolidated Financial Statements for the three- and nine-month periods ended September 30, 2020

Notes to the unaudited interim condensed consolidated statements

1. GENERAL

Millicom International Cellular S.A. (the “Company” or “MIC SA”), a Luxembourg Société Anonyme, and its subsidiaries, joint ventures and associates (the “Group” or “Millicom”) is a provider of cable and mobile services dedicated to emerging markets in Latin America and Africa. Millicom provides high speed broadband and innovation around The Digital Lifestyle® services through its principal brand, TIGO.

On October 29, 2020, the Board of Directors authorized these unaudited interim condensed consolidated financial statements for issuance.

2. SUMMARY OF ACCOUNTING POLICIES

I.	Basis of presentation

These interim condensed consolidated financial statements of the Group are unaudited. They are presented in US dollars ($) and have been prepared in accordance with International Accounting Standard (“IAS”) 34 ‘Interim Financial Reporting’ as issued by the International Accounting Standards Board and as adopted by the European Union. In the opinion of management, these unaudited interim condensed consolidated financial statements reflect all adjustments that are necessary for a proper presentation of the results for interim periods. Millicom’s operations are not affected by significant seasonal or cyclical patterns.

These unaudited interim condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the period ended December 31, 2019. These financial statements are prepared in accordance with consolidation and accounting policies consistent with the December 31, 2019 consolidated financial statements, except for the changes described below.

We have made rounding adjustments to reach some of the figures included in these unaudited interim condensed consolidated financial statements. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them and percentage calculations using these adjusted figures may not result in the same percentage values as are shown in these unaudited interim condensed consolidated financial statements.

II.	COVID-19 - Qualitative and quantitative assessment on business activities, financial situation and economic performance

On March 11, 2020, the World Health Organization declared the coronavirus outbreak a pandemic. Most countries globally, including a majority of the countries where we operate, reacted by implementing severe restrictions on travel and public gatherings, including the closing of offices, businesses, schools, retail stores and other public venues, and by instituting curfews or quarantines. These restrictions, as well as the dangers posed by the virus, produced a significant reduction in mobility and a severe disruption in global economic activity, the effect of which was felt in our markets beginning in mid-March 2020.

Impact on our markets and business

Most governments in our markets implemented restrictions beginning in mid-March, and these were generally maintained throughout April, with some gradual relaxation of measures beginning in late May and June. According to data compiled by the University of Oxford, the lockdowns in the vast majority of our markets were among the most stringent in the world. As a result, many of our stores and distribution channels were forced to close temporarily and a majority of our markets experienced very sharp reductions in mobility during the second quarter. This produced an immediate and significant decline in our prepaid mobile business. Since then, most of the governments in the countries in which we operate have gradually eased these restrictions and we have seen a corresponding increase in the mobility of people. Our prepaid mobile business was affected much faster than postpaid, and recovery has also been significantly quicker.

9

Unaudited Interim Condensed Consolidated Financial Statements for the three- and nine-month periods ended September 30, 2020

2. SUMMARY OF ACCOUNTING POLICIES (Continued)

II.	COVID-19 - Qualitative and quantitative assessment on business activities, financial situation and economic performance (continued)

Impact of the crisis on accounting matters

As a consequence of this crisis, Millicom had identified potential significant accounting implications in the following areas:

•	Impairment of non-financial assets/goodwill/investments in joint ventures

As a result of this crisis, Millicom have noticed reduced economic activity across the countries where it operates, and its operations are suffering lower revenues, EBITDA and margins, which might indicate potential impairments.

In the third quarter of the year, our operations have shown encouraging signs of recovery and are actually over performing the forecasts used by management to carry out the impairment test as of June 30, 2020. The discount rates have also significantly decreased since the declaration of the outbreak and they have gradually returned to pre-pandemic levels. There were therefore no such indicators requiring management to carry out another impairment test for Q3.

•	Impairment of trade receivables

During Q2 2020, and as a result of worsening collections, the Group had recognised additional bad debt provisions for an amount of $32 million compared to the level of provisions recorded during Q1 2020 (pre-pandemic level) and $33 million compared to Q2 2019. However, collections have significantly improved during Q3 2020 and bad debt levels have returned to their pre-pandemic level comparing to Q1 2020. As of September 30, 2020, the total bad debt provisions cover close to 100% of the receivables overdue by more than 90 days.

•	Revenue recognition

For countries previously restricted from disconnecting non paying customers, such as El Salvador and Bolivia, the Group established a policy whereby operations stopped recognizing revenue after a certain number of invoices remained unpaid (usually 3 invoices - as these customers would be disconnected after 3 unpaid invoices in normal circumstances). The Group believed it was unlikely that it would collect the overdue invoiced amounts from these subscribers i.e. the 'Covid subscribers'. From that moment onwards after consideration of the guidance under IFRS 15.13, for 'Covid subscribers' the Group had only recognized revenue up to an amount equal to the consideration (cash) as and when received. Noteworthy, all our operations were finally allowed to apply a Lifeline product for non-paying customers, with El Salvador and Bolivia being the latest to be able to apply it as from mid-2020.

As mentioned above, our markets and operations showed encouraging signs of recovery, and therefore any unrecognized revenue during Q3 has been offset with the invoicing effect of prior unrecognized revenue. For the nine-month period ended September 30, 2020, the Group invoiced but unrecognized revenue amounts to $4.2 million,

III.	New and amended IFRS standards

The following changes to standards effective for annual periods starting on January 1, 2020 have been adopted by the Group and did not have any significant impact on the Group’s accounting policies or disclosures and did not require retrospective adjustments:

•	Amendments to the conceptual framework. The IASB has revised its conceptual framework.

•	Amendments to IAS 1, ‘Presentation of financial statements’, and IAS 8, ‘Accounting policies, changes in accounting estimates and errors’.

•	Amendments to IFRS 9, IAS 39 and IFRS 7 - Interest Rate Benchmark Reform.

•	Amendments to IFRS 3 - definition of a business. This amendment revises the definition of a business.

•	Amendment to IFRS 16, 'Leases' - COVID 19 Rent Concessions - effective for annual periods starting on June 1, 2020. This amendment provides an optional practical expedient for lessees from assessing whether a rent concession related to COVID-19 is a lease modification. Lessees can elect to account for such rent concessions in the same way as they would if they were not lease modifications. In many cases, this will result in accounting for the concession as variable lease payments in the period(s) in which the event or condition that triggers the reduced payment occurs.

10

Unaudited Interim Condensed Consolidated Financial Statements for the three- and nine-month periods ended September 30, 2020

2. SUMMARY OF ACCOUNTING POLICIES (Continued)

The following changes to standards not yet effective are not expected to materially affect the Group:

•	IFRS 17, ‘Insurance contracts’ - effective for annual periods starting on January 1, 2023- IFRS 17 will not have an impact for the Group. IFRS 17 has not been yet endorsed by the EU.

•	Amendments to IFRS 4 'Insurance contracts' (deferral of effective date of IFRS 9) - effective for annual periods starting on January 1, 2021- These amendments extend the effective date to apply IFRS 9 for insurance contracts to January 1, 2023 in order to align with the effective date of IFRS 7. These amendments have not been endorsed by the EU and will not have an impact for the Group.

•	Amendments to IAS 1, 'Presentation of Financial Statements' - effective for annual periods starting on January 1, 2023- This amendment clarifies that liabilities are classified as either current or non-current, depending on the rights that exist at the end of the reporting period. The amendment also clarifies what IAS 1 means when it refers to the ‘settlement’ of a liability. This amendment has not yet been endorsed by the EU.

•	Amendments to IFRS 9, IAS 39 and IFRS 7 - Interest Rate Benchmark Reform - Phase 2 - effective for annual periods starting on January 1, 2021. The amendments address issues that arise during the reform of an interest rate benchmark, including the replacement of one benchmark with an alternative one. The amendments are still subject to EU endorsement.

•	Amendments to

◦	IFRS 3 'Business Combinations' - Reference to Conceptual Framework

◦	IAS 16 'Property, Plant and Equipment' - Proceeds before intended use

◦	IAS 37 'Provisions, Contingent Liabilities and Contingent Assets' - Cost of fulfilling a contract

◦	Annual improvements to IFRS Standards 2018-2020, affecting IFRS 1, IFRS 9, IFRS 16 and IAS 41

All of these amendments are effective for annual periods starting on January 1, 2022. These amendments have not yet been endorsed by the EU.

11

Unaudited Interim Condensed Consolidated Financial Statements for the three- and nine-month periods ended September 30, 2020

3. ACQUISITION AND DISPOSAL OF SUBSIDIARIES, JOINT VENTURES, ASSOCIATES AND OTHER NON-CONTROLLING INTERESTS

Acquisitions 2020

There were no acquisitions in 2020.

Acquisitions 2019

On February 20, 2019, MIC S.A., Telefonica Centroamerica and Telefonica S.A. entered into 3 separate share purchase agreements (the “Telefonica CAM Acquisitions”) pursuant to which, subject to the terms and conditions contained therein, Millicom agreed to purchase 100% of the shares of Telefonica Moviles Panama, S.A., a company incorporated under the laws of Panama, from Telefonica Centroamerica (the “Panama Acquisition”), 100% of the shares of Telefonica de Costa Rica TC, S.A., a company incorporated under the laws of Costa Rica, from Telefonica (the “Costa Rica Acquisition”) and 100% of the shares of Telefonia Celular de Nicaragua, S.A., a company incorporated under the laws of Nicaragua, from Telefonica Centroamerica (the “Nicaragua Acquisition”). The Telefonica CAM Acquisitions Share Purchase Agreements contain customary representations and warranties and termination provisions. While Millicom completed both acquisitions in Nicaragua and Panama, it announced on May 1, 2020 that it had terminated the Share Purchase Agreement in relation to the Costa Rica Acquisition (see note 11). The aggregate purchase price for the Telefonica Panama and Nicaragua Acquisitions was $1.08 billion, which have been subject to purchase price adjustments.

The finalization of the purchase accounting for the recent acquisitions had an effect on the following financial statements line items on the statement of financial position as of December 31, 2019:

		Impact of finalization/update of purchase accounting of
(in millions of U.S dollars)	December 31, 2019 As reported	Nicaragua	Panama	December 31, 2019 Restated	Reason for the change
STATEMENT OF FINANCIAL POSITION
ASSETS
Intangible assets, net	3,219	(4)	(20)	3,195	(i)
Property, plant and equipment, net	2,883	—	17	2,899	(ii)
Right-of-use asset (non-current)	977	—	34	1,012	(ii)
Other current assets	181	4	7	192	(iii)
LIABILITIES
Lease liabilities (non-current)	967	—	22	988	(ii)
Lease liabilities (current)	97	—	11	107	(ii)
Deferred tax liabilities	279	—	6	285	(iv)

EQUITY
Retained profits	2,222			2,222
Non-controlling interests	271			271

(i)	Impact on goodwill resulting from the adjustments explained below for Nicaragua and Panama.

(ii)	See Panama section below. Mainly relates to lease accounting policy alignment, final property, plant and equipment step-up and final purchase price adjustment.

(iii)	See Nicaragua and Panama section below. Reflects the final price adjustment agreed for Nicaragua and Panama.

(iv)	Deferred tax impact of these previously explained adjustments.

The impact of the finalization of Nicaragua and Panama's purchase accounting on the 2019 Group statement of income is immaterial. Therefore, no adjustments were made in that respect on comparative figures.

Further details of Nicaragua and Panama acquisitions are provided below.

12

Unaudited Interim Condensed Consolidated Financial Statements for the three- and nine-month periods ended September 30, 2020

3. ACQUISITION AND DISPOSAL OF SUBSIDIARIES, JOINT VENTURES, ASSOCIATES AND OTHER NON-CONTROLLING INTERESTS (Continued)

Nicaragua Acquisition

This transaction closed on May 16, 2019 after receipt of the necessary approvals and, since that date, Millicom holds all voting rights in Telefonia Celular de Nicaragua ("Nicaragua") and controls it. On the same day, Millicom paid a cash consideration of $437 million, which was adjusted to $430 million as of December 31, 2019 and finally adjusted to $426 million. For the purchase accounting, Millicom determined the final fair values of Nicaragua's identifiable assets and liabilities based on transaction and relative fair values. The purchase accounting has been finalized by May 16, 2020 and has not materially changed since December 31, 2019, with the exception of the final price adjustment.

The final purchase accounting and differences compared to the provisional fair values reported as at December 31, 2019 are shown below:

	Provisional Fair values (100%)	Final Fair values (100%)	Differences
(in millions of U.S dollars)
Intangible assets (excluding goodwill) (i)	131	131	—
Property, plant and equipment (ii)	149	149	—
Right of use assets (iii)	131	131	—
Other non-current assets	2	2	—
Current assets (excluding cash) (iv)	23	23	—
Trade receivables (v)	17	17	—
Cash and cash equivalents	7	7	—
Total assets acquired	459	459	—
Lease liabilities (iii)	131	131	—
Other liabilities (vi)	118	118	—
Total liabilities assumed	249	249	—
Fair value of assets acquired and liabilities assumed, net	210	210	—
Acquisition price	430	426	(4)
Goodwill	220	216	(4)

(i)	Intangible assets not previously recognized at the date of acquisition, are mainly customer lists for an amount of $81 million, with estimated useful lives ranging from 4 to 10 years. In addition, a fair value step-up of $39 million on the spectrum held by Nicaragua has been recognized, with a remaining useful life of 14 years.

(ii)	A fair value step-up of $39 million has been recognized on property, plant and equipment, mainly on the core network ($25 million) and owned buildings ($8 million). The expected remaining useful lives were estimated at 6-7 years on average.

(iii)	The Group measured the lease liability at the present value of the remaining lease payments (as defined in IFRS 16) as if the acquired lease were a new lease at the acquisition date. The right-of-use assets have been adjusted by $7 million to be measured at the same amount as the lease liabilities.

(iv)	Current assets include indemnification assets for tax contingencies at fair value for an amount of $11 million - see (vi) below.

(v)	The fair value of trade receivables acquired was $17 million.

(vi)	Other liabilities include the fair value of certain possible tax contingent liabilities for $1 million and a deferred tax liability of $50 million resulting from the above adjustments

Panama Acquisition

This transaction closed on August 29, 2019 after receipt of the necessary approvals and, since that date, Cable Onda, which is 80% owned by Millicom, holds all voting rights in Telefonica Moviles Panama, S.A. ("Panama") and controls it. On the same day, Cable Onda paid a cash consideration of $594 million to acquire 100% of the shares of Panama, finally adjusted to $587 million during Q3 2020. The purchase consideration also includes potential indemnifications from the sellers (including potential tax and litigation contingencies). No non-controlling interests are recognized at acquisition date as Cable Onda acquired 100% of the shares of Panama. However, non-controlling interests are recognized in Panama's results from the date of acquisition.

For the purchase accounting, Millicom determined the fair value of Panama's identifiable assets and liabilities based on transaction and relative fair values. During Q2 and Q3 2020, the Group completed the policy alignment and evaluation in respect of the right-of-use assets and lease liabilities, and the property plant and equipment, as well as their related effect on the final valuation of the fixed assets. The related effects of these adjustments are shown in the table below.

13

Unaudited Interim Condensed Consolidated Financial Statements for the three- and nine-month periods ended September 30, 2020

3. ACQUISITION AND DISPOSAL OF SUBSIDIARIES, JOINT VENTURES, ASSOCIATES AND OTHER NON-CONTROLLING INTERESTS (Continued)

The updated provisional purchase accounting and differences compared to the provisional fair values reported as at December 31, 2019 are shown below:

	Provisional Fair values (100%)	Final Fair values (100%)	Differences
(in millions of U.S dollars)
Intangible assets (excluding goodwill) (i)	178	182	4
Property, plant and equipment (ii)	110	127	17
Right of use assets (iii)	47	81	34
Other non-current assets	3	3	—
Current assets (excluding cash)	23	23	—
Trade receivables (iv)	21	21	—
Cash and cash equivalents	10	10	—
Total assets acquired	391	446	55
Lease liabilities	48	81	33
Other debt and financing	74	74	—
Other liabilities (v)	101	107	6
Total liabilities assumed	224	262	39
Fair value of assets acquired and liabilities assumed, net	167	184	16
Acquisition price	594	587	(7)
Goodwill	426	403	(23)

(i)	Intangible assets not previously recognized at the date of acquisition, are mainly customer lists for an amount of $55 million, with estimated useful lives ranging from 3 to 17 years. In addition, a fair value step-up of $7 million on the spectrum held by Panama has been recognized, with a remaining useful life of 17 years. Finally, a fair value step-up of $3 million has been recognised on certain software.

(ii)	A fair value step-up of $17 million has been recognized on property, plant and equipment, mainly on the core network ($11 million) and owned land and buildings ($4 million). The expected remaining useful lives were estimated at 3 to 8 years.

(iii)	The accounting policy alignment resulted in an increase in the right-of-use assets and lease liabilities of approximately $30 million. Subsequently, the right-of-use assets have been adjusted by $4 million to be measured at the same amount as the lease liabilities.

(iv)	The fair value of trade receivables acquired was $21 million.

(v)	Other liabilities include a deferred tax liability of $21 million resulting from the above adjustments

Cable Onda acquisition

The Group finalized Cable Onda's purchase accounting in December 2019 by adjusting the provisional fair values mainly on tangible assets. The impact on the statement of income for the three- and nine-month periods ended September 30, 2019 was mainly on depreciation as an additional charge was recorded for $2 million and $6 million, respectively, compared to what the Group reported last year.

14

Unaudited Interim Condensed Consolidated Financial Statements for the three- and nine-month periods ended September 30, 2020

4. DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE

Summary

Financial information relating to discontinued operations for the three- and nine-month periods ended September 30, 2019 are set out below. The figures shown below are after inter-company eliminations. 2019 figures include Chad only (9 months). There have been no significant movements in 2020 except for those events disclosed at the bottom of the following tables.

Results from Discontinued Operations ($ millions)	Nine months ended September 30, 2019	Three months ended September 30, 2019
Revenue	50	—
Cost of sales	(14)	—
Operating expenses	(29)	—
Depreciation and amortization	(11)	—
Other operating income (expenses), net	—	—
Gain/(loss) on disposal of discontinued operations	74	—
Other expenses linked to the disposal of discontinued operations	(8)	(4)
Operating profit (loss)	64	(4)
Interest income (expense), net	(2)	—
Other non-operating (expenses) income, net	—	—
Profit (loss) before taxes	62	(4)
Credit (charge) for taxes, net	(2)	—
Net profit/(loss) from discontinuing operations	60	(4)

Cash flows from discontinued operations ($ millions)	Nine months ended September 30, 2019
Cash from (used in) operating activities, net	(8)
Cash from (used in) investing activities, net	5
Cash from (used in) financing activities, net	7
Net cash inflows/(outflows)	5

Rwanda

On January 31, 2018, Millicom completed the sale of its Rwanda operations to subsidiaries of Bharti Airtel Limited for cash consideration of $51 million. The consideration included a deferred cash payment of $17 million, which was received in Q1 2020.

Chad

In August 2020, the Group and the buyer of our operations in Chad agreed on a final price adjustment of $8 million. This price adjustment was disbursed in September 2020 and recorded under the results from discontinued operations in the Group's statement of income.

15

Unaudited Interim Condensed Consolidated Financial Statements for the three- and nine-month periods ended September 30, 2020

5. SEGMENT INFORMATION

Management determines operating and reportable segments based on information used by the chief operating decision maker (CODM) to make strategic and operational decisions from both a business and geographic perspective. The Group’s risks and rates of return are predominantly affected by operating in different geographical regions. The Group has businesses in two main regions: Latin America (“Latam”) and Africa. The Latam figures below include Honduras and Guatemala as if they are fully consolidated by the Group, as this reflects the way management reviews and uses internally reported information to make decisions. Honduras and Guatemala are shown under the Latam segment. The joint venture in Ghana is not reported as if fully consolidated.

As from January 1, 2020, Millicom is allocating corporate costs to each segment based on their contribution to underlying revenue, and only non-recurring costs, such as the M&A-related fees incurred in 2019, will remain unallocated going forward. This change in presentation has no impact on Group EBITDA.

In order to facilitate comparisons of September 30, 2020 figures with prior periods, comparative figures have been re-presented to conform with this new segment EBITDA reporting.

Revenue, operating profit (loss), EBITDA and other segment information for the three- and nine-month periods ended September 30, 2020 and 2019, are as follows:

Nine months ended September 30, 2020 (in millions of U.S dollars)	Latin America	Africa	Unallocated	Guatemala and Honduras(vii)	Eliminations and Transfers	Total
Mobile revenue	2,383	263	—	(1,078)	—	1,568
Cable and other fixed services revenue	1,558	6	(1)	(222)	—	1,341
Other revenue	43	1	(1)	(5)	—	38
Service revenue (i)	3,984	269	(2)	(1,304)	—	2,947
Telephone and equipment and other revenue (i)	326	—	—	(190)	—	136
Revenue	4,309	269	(2)	(1,494)	—	3,083
Operating profit (loss)	565	23	11	(377)	101	323
Add back:
Depreciation and amortization	1,170	67	8	(341)	—	904
Share of profit in joint ventures in Guatemala and Honduras	—	—	—	—	(101)	(101)
Other operating income (expenses), net	(10)	—	(21)	(1)	—	(31)
EBITDA (ii)	1,725	91	(2)	(719)	—	1,096
EBITDA from discontinued operations	—	—	—	—	—	—
EBITDA incl discontinued operations	1,725	90	(2)	(719)	—	1,095
Capital expenditure (iii)	(692)	(32)	(7)	191	—	(541)
Changes in working capital and others (iv)	14	2	(24)	(38)	—	(46)
Taxes paid	(196)	(8)	(1)	97	—	(108)
Operating free cash flow (v)	852	52	(33)	(470)	—	400
Total Assets (vi)	13,185	915	4,338	(5,241)	(868)	12,330
Total Liabilities	8,680	945	3,598	(2,155)	(1,004)	10,063

16

Unaudited Interim Condensed Consolidated Financial Statements for the three- and nine-month periods ended September 30, 2020

5. SEGMENT INFORMATION (Continued)

Nine months ended September 30, 2019 (in millions of U.S dollars)	Latin America	Africa	Unallocated	Guatemala and Honduras (vii)	Eliminations and transfers	Total
Mobile revenue	2,398	277	—	(1,104)	—	1,571
Cable and other fixed services revenue	1,637	7	—	(206)	—	1,438
Other revenue	37	—	—	(5)	—	32
Service revenue (i)	4,072	284	—	(1,315)	—	3,041
Telephone and equipment revenue (i)	315	—	—	(170)	—	145
Revenue	4,387	284	—	(1,485)	—	3,186
Operating profit (loss)	734	13	(31)	(408)	137	446
Add back:
Depreciation and amortization	1,057	72	6	(331)	—	803
Share of profit in joint ventures in Guatemala and Honduras	—	—	—	—	(137)	(137)
Other operating income (expenses), net	(9)	(1)	9	(6)	—	(7)
EBITDA (ii)	1,782	84	(15)	(744)	—	1,106
EBITDA from discontinued operations	—	—	—	—	—	—
EBITDA incl discontinued operations	1,782	84	(15)	(744)	—	1,106
Capital expenditure (iii)	(776)	(37)	(4)	189	—	(628)
Changes in working capital and others (iv)	(67)	19	(89)	(15)	—	(153)
Taxes paid	(147)	(8)	(7)	89	—	(73)
Operating free cash flow (v)	792	58	(115)	(482)	—	252
Total Assets (vi)	13,740	953	3,606	(5,668)	(694)	11,937
Total Liabilities	8,119	904	4,239	(2,090)	(1,632)	9,541

17

Unaudited Interim Condensed Consolidated Financial Statements for the three- and nine-month periods ended September 30, 2020

5. SEGMENT INFORMATION (Continued)

Three months ended September 30, 2020 (in millions of U.S dollars)	Latin America	Africa	Unallocated	Guatemala and Honduras (vii)	Eliminations and transfers	Total

Mobile revenue	790	92	—	(360)	—	522
Cable and other fixed services revenue	513	2	—	(76)	—	439
Other revenue	15	—	—	(2)	—	13
Service revenue (i)	1,318	94	—	(438)	—	974
Telephone and equipment revenue (i)	126	—	—	(75)	—	52
Revenue	1,445	94	—	(512)	—	1,026
Operating profit (loss)	194	9	(1)	(128)	22	97
Add back:
Depreciation and amortization	394	22	2	(114)	—	305
Share of profit in joint ventures in Guatemala and Honduras	—	—	—	—	(22)	(22)
Other operating income (expenses), net	(7)	1	(1)	—	—	(9)
EBITDA (ii)	581	32	(1)	(242)	—	371
EBITDA from discontinued operations	—	—	—	—	—	—
EBITDA incl discontinued operations	581	32	(1)	(242)	—	370
Capital expenditure (iii)	(223)	(13)	(2)	73	—	(165)
Changes in working capital and others (iv)	(391)	1	451	(19)	—	42
Taxes paid	(100)	(3)	—	39	—	(65)
Operating free cash flow (v)	(134)	17	448	(149)	—	183

18

Unaudited Interim Condensed Consolidated Financial Statements for the three- and nine-month periods ended September 30, 2020

5. SEGMENT INFORMATION (Continued)

Three months ended September 30, 2019 (in millions of U.S dollars)	Latin America	Africa	Unallocated	Guatemala and Honduras (vii)	Eliminations and transfers	Total

Mobile revenue	819	96	—	(364)	—	551
Cable and other fixed services revenue	553	2	—	(70)	—	485
Other revenue	12	—	—	(2)	—	10
Service revenue (i)	1,383	98	—	(436)	—	1,046
Telephone and equipment revenue (i)	117	—	—	(65)	—	51
Revenue	1,500	98	—	(501)	—	1,097
Operating profit (loss)	267	16	(17)	(136)	46	176
Add back:
Depreciation and amortization	358	23	2	(111)	—	272
Share of profit in joint ventures in Guatemala and Honduras	—	—	—	—	(46)	(46)
Other operating income (expenses), net	(6)	(1)	9	(1)	—	1
EBITDA (ii)	619	39	(5)	(249)	—	404
EBITDA from discontinued operations	—	(4)	—	—	—	(4)
EBITDA incl discontinued operations	619	34	(5)	(249)	—	399
Capital expenditure (iii)	(228)	(9)	—	53	—	(186)
Changes in working capital and others (iv)	(5)	4	(23)	(15)	—	(40)
Taxes paid	(51)	(2)	(1)	30	—	(24)
Operating free cash flow (v)	333	26	(29)	(180)	—	150

(i)	Service revenue is Group revenue related to the provision of ongoing services such as monthly subscription fees, airtime and data usage fees, interconnection fees, roaming fees, mobile finance service commissions and fees from other telecommunications services such as data services, SMS and other value-added services excluding telephone and equipment sales. Revenues from other sources comprises rental, sub-lease rental income and other non-recurring revenues. The Group derives revenue from the transfer of goods and services over time and at a point in time. Refer to the table below.

(ii)	EBITDA is operating profit excluding impairment losses, depreciation and amortization and gains/losses on the disposal of fixed assets. EBITDA is used by the management to monitor the segmental performance and for capital management.

(iii)	Excluding spectrum and licenses of $95 million (2019: $43 million) and cash received on tower deals of nil (2019: $21 million).

(iv)	‘Changes in working capital and others’ include changes in working capital as stated in the cash flow statement as well as share based payments expense and non-cash bonuses.

(v)	Operating Free Cash Flow is EBITDA less cash capex (excluding spectrum and license costs) less change in working capital, other non-cash items (share-based payment expense and non-cash bonuses) and taxes paid.

(vi)	Segment assets include goodwill and other intangible assets.

(vii)	Including eliminations for Guatemala and Honduras as reported in the Latin America segment.

19

Unaudited Interim Condensed Consolidated Financial Statements for the three- and nine-month periods ended September 30, 2020

5. SEGMENT INFORMATION (Continued)

Revenue from contracts with customers from continuing operations

		Nine months ended September 30, 2020			Nine months ended September 30, 2019			Three months ended September 30, 2020			Three months ended September 30, 2019
in millions of U.S dollars	Timing of revenue recognition	Latin America	Africa	Total Group	Latin America	Africa	Total Group	Latin America	Africa	Total Group	Latin America	Africa	Total Group
Mobile	Over time	1,282	177	1,459	1,270	194	1,465	421	60	482	447	68	515
Mobile Financial Services	Point in time	22	86	108	23	83	105	8	32	40	8	28	36
Cable and other fixed services	Over time	1,336	6	1,342	1,432	7	1,438	438	2	439	483	2	485
Other	Over time	37	1	38	33	—	33	13	—	14	10	—	10
Service Revenue		2,678	269	2,947	2,757	284	3,041	881	94	975	948	98	1,046
Telephone and equipment	Point in time	136	—	136	145	—	145	51	—	51	51	—	51
Revenue from contracts with customers		2,814	269	3,083	2,902	284	3,186	932	94	1,026	999	98	1,097

6. OTHER NON-OPERATING (EXPENSES) INCOME, NET

The Group’s other non-operating (expenses) income, net comprised the following:

in millions of U.S dollars	Nine months ended September 30, 2020	Nine months ended September 30, 2019	Three months ended September 30, 2020	Three months ended September 30, 2019
Change in fair value of derivatives (Note 13)	(5)	—	1	—
Change in fair value in investment in Jumia (Note 14)	(18)	(32)	—	(89)
Change in fair value in investment in HT (Note 14)	(22)	—	23	—
Change in value of call option and put option liability (Note 13)	8	(18)	—	(4)
Exchange gains (losses), net (i)	(113)	(40)	(34)	(40)
Other non-operating income (expenses), net	2	8	—	6
Total	(147)	(82)	(10)	(127)

(i)	Exchange losses in 2020 are mainly due to the devaluation of the Colombia peso against US dollar.

20

Unaudited Interim Condensed Consolidated Financial Statements for the three- and nine-month periods ended September 30, 2020

7. EARNINGS PER COMMON SHARE

Earnings per common share (EPS) attributable to owners of the Company are comprised as follows:

in millions of U.S dollars	Nine months ended September 30, 2020	Nine months ended September 30, 2019(i)	Three months ended September 30, 2020	Three months ended September 30, 2019(i)
Basic and Diluted
Net profit (loss) attributable to equity holders from continuing operations	(279)	(133)	(43)	(127)
Net profit (loss) attributable to equity holders from discontinued operations	(9)	60	(8)	(4)
Net profit/(loss) attributable to all equity holders to determine the basic earnings (loss) per share	(288)	(73)	(51)	(131)

in thousands
Weighted average number of ordinary shares for basic and diluted earnings per share	101,158	101,125	101,201	101,151

in U.S dollars
Basic and diluted
EPS from continuing operations attributable to owners of the Company	(2.76)	(1.32)	(0.42)	(1.25)
EPS from discontinued operations attributable to owners of the Company	(0.09)	0.59	(0.08)	(0.04)
EPS for the period attributable to owners of the Company	(2.85)	(0.73)	(0.50)	(1.30)

(i)	Restated as a result of the finalization of the purchase accounting of Cable Onda(see note 3).

8. PROPERTY, PLANT AND EQUIPMENT

During the nine-month period ended September 30, 2020, Millicom added property, plant and equipment for $388 million (September 30, 2019: $459 million) and received $6 million from disposal of property, plant and equipment (September 30, 2019: $21 million).

9. INTANGIBLE ASSETS

During the nine-month period ended September 30, 2020, Millicom added intangible assets for $497 million of which $427 million related to acquisition of spectrum and licenses, and $70 million to additions of other intangible assets (September 30, 2019: $65 million and $63 million, respectively ) and did not receive any proceeds from disposal of intangible assets (September 30, 2019: nil).

In December 2019, Telemovil El Salvador S.A. de C.V. ('Telemovil') acquired spectrum in 50Mhz AWS band and paid an advance of $14 million. On January 8, 2020, Telemovil made a final payment of $20 million and started using the spectrum.

In December 2019, Tigo Colombia participated in an auction launched by the Ministerio de Tecnologias de la Informacion y las Comunicaciones (MINTIC), and acquired licenses granting the right to use a total of 40 MHz in the 700 MHz band. The 20-year license will expire in 2040. As a result of this auction,Tigo Colombia has strengthened its spectrum position, which also includes 55 MHz in the 1900 band and 30 MHz of AWS. Tigo Colombia agreed to a total notional consideration of COP$2.45 billion (equivalent to approximately US$650 million using the September 30, 2020 exchange rate), of which approximately 55% will be payable in cash and 45% in coverage obligations to be met by 2025.

An initial payment of approximately $33 million was made in Q2 2020, with the remainder payable in 12 annual installments beginning in 2026 and ending in 2037. The 55% cash portion bears interest at the Colombia-10 years Treasury Bond rate. In April and May 2020, local management received permission to operate 40 Mhz in the 700 MHz band and accounted for the spectrum at an amount of $388 million corresponding to the net present value of the future payments, plus other costs directly attributable to this acquisition. The related future interest commitments will be recognized as interest expense over the next 17 years. The remaining 45% consideration due as coverage obligations are currently being estimated and will be recognized in the statement of financial position as incurred.

21

Unaudited Interim Condensed Consolidated Financial Statements for the three- and nine-month periods ended September 30, 2020

10. FINANCIAL OBLIGATIONS

A. Debt and financing

The most significant movements in debt and financing for the nine month period ended September 30, 2020 were as follows:

El Salvador

On June 29, 2020, Telemovil El Salvador, S.A de C.V. repaid in its entirety $150 million of the principal under a credit agreement dated as of January 12, 2018 entered into with the Bank of Nova Scotia, as lender, and the Company as guarantor.

Honduras

On June 1, 2020, the Honduras Cellular executed a $32 million bank loan agreement in equivalent amount in local currency for a10 year term.

Costa Rica

On June 29, 2020 Millicom Cable Costa Rica S.A. partially repaid an amount of $30 million towards its $150 million syndicated credit agreement dated as of April 13, 2018, and guaranteed by the Company.

Paraguay

On May 4, 2020, Telefónica Celular de Paraguay, S.A.E., completed the acquisition of another Millicom subsidiary in Paraguay - Mobile Cash Paraguay S.A , and further on June 30, 2020, the acquisition of Servicios y Productos Multimedia S.A.. Effective as of those dates, these new entities now form part of the borrower's group for purposes of the $550 million 5.875% Senior Notes due 2027 issued by Telefónica Celular de Paraguay, S.A.E.. Also, as of July 7, 2020 Servicios y Productos Multimedia S.A. became guarantor of the 5.875% Notes due 2027.

Guatemala

On June 19, 2020, the Guatemala operation entered into a credit agreement with Banco Industrial for GTQ 500 million (approximately $64 million using the exchange rate as of September 30, 2020) for a 5 year term.

During Q3 2020, Comcel's board of directors decided to early redeem the $800 million aggregate principal amount of its outstanding 6.875% Senior Notes due 2024 on November 18, 2020. The redemption was officially announced on October 1, 2020 at a redemption price equal to 102.292% of the principal amount of the Notes to be redeemed plus accrued and unpaid interest of $16 million, resulting in an aggregate amount of $834 million payable on November 18, 2020. This redemption is conditional on Comcel obtaining approximately $300 million of local currency (GTQ) financing. The redemption premium ($18 million) and additional interest ($7 million), as well as the remaining unamortized deferred costs amounting to $8 million, have been accrued in Comcel's statement of income for the nine-months ended September 30, 2020. The impact on the Group's statement of income is therefore a $18 million expense (at 55% ownership) recorded on the line "Share of profit in the joint ventures in Guatemala and Honduras". As of October 28, 2020, Comcel already obtained the full $300 million of local currency (GTQ) financing.

22

Unaudited Interim Condensed Consolidated Financial Statements for the three- and nine-month periods ended September 30, 2020

10. FINANCIAL OBLIGATIONS (Continued)

Analysis of debt and financing by maturity

The total amount of debt and financing is repayable as follows:

in millions of U.S dollars	As at September 30, 2020	December 31, 2019
Due within:
One year	114	186
One-two years	102	155
Two-three years	393	145
Three-four years	828	517
Four-five years	1,258	1,085
After five years	3,210	3,884
Total debt and financing	5,905	5,972

As at September 30, 2020, the Group's share of total debt and financing secured by either pledged assets, pledged deposits issued to cover letters of credit or guarantees was $293 million (December 31, 2019: $464 million).

In addition to the above, in 2019, MIC Tanzania Public Limited Company entered into a loan facility agreement, with the Standard Bank of South Africa acting as an agent and a consortium of banks acting as the original lenders. The facility agreement, maturing in 2025, has an all asset debenture securing the whole amount, as well as a pledge over the shares of the immediate holding company of the borrower.

The table below describes the outstanding and maximum exposure under guarantees and the remaining terms of the guarantees as at September 30, 2020 and December 31, 2019.

	Bank and financing guarantees (i)
in millions of U.S dollars	As at September 30, 2020		As at December 31, 2019
Terms	Outstanding exposure	Maximum exposure	Outstanding exposure	Maximum exposure
0-1 year	63	63	29	29
1-3 years	230	230	134	134
3-5 years	—	—	300	300
More than 5 years	—	—	—	—
Total	293	293	464	464

(i)	If non-payment by the obligor, the guarantee ensures payment of outstanding amounts by the Group's guarantor.

The Group’s interest and other financial expenses comprised the following:

in millions of U.S dollars	Nine months ended September 30, 2020	Nine months ended September 30, 2019	Three months ended September 30, 2020	Three months ended September 30, 2019
Interest expense on bonds and bank financing	(288)	(255)	(93)	(86)
Interest expense on leases	(117)	(113)	(39)	(39)
Early redemption charges	—	(10)	—	—
Others	(52)	(28)	(9)	(11)
Total interest and other financial expenses	(457)	(407)	(141)	(135)

23

Unaudited Interim Condensed Consolidated Financial Statements for the three- and nine-month periods ended September 30, 2020

10. FINANCIAL OBLIGATIONS (Continued)

B. Lease liabilities

In early 2020, and following a change in regulation in Colombia, lease payments for the use of certain public assets have been significantly decreased. This triggered a lease modification and a decrease of the related lease liabilities (and right-of-use assets) of approximately $45 million.

Except for the change above, there have been no other significant events affecting lease liabilities (and right-of-use assets) during the nine-month period ended September 30, 2020.

11. COMMITMENTS AND CONTINGENCIES

Litigation & claims

The Company and its operations are contingently liable with respect to lawsuits, legal, regulatory, commercial and other legal risks that arise in the normal course of business. As of September 30, 2020, the total amount of claims brought against Millicom and its subsidiaries is $284 million (December 31, 2019: $204 million). The Group's share of the comparable exposure for joint ventures is $7 million (December 31, 2019: $4 million).

As at September 30, 2020, $43 million has been provisioned by its subsidiaries for these risks in the consolidated statement of financial position (December 31, 2019: $30 million). The Group's share of provisions made by the joint ventures was $3 million (December 31, 2019: $3 million). While it is not possible to ascertain the ultimate legal and financial liability with respect to these claims and risks, the ultimate outcome is not anticipated to have a material effect on the Group’s financial position and operations.

On May 25, 2020, as a result of the termination of the Costa Rica acquisition (see Note 3), Telefonica filed a complaint, followed by an amended complaint on August 3, 2020, against us in the Supreme Court of New York. The amended complaint asserts claims for breach of contract and alleges, among other things, that we were required to close because the closing conditions specified in the sale and purchase agreement for the acquisition had been satisfied. The complaint seeks, among other relief, a declaration of Telefonica’s rights, and unspecified damages, costs, and fees. We believe the complaint is without merit and on September 2, 2020, filed a motion to dismiss the amended complaint. The motion to dismiss is still pending.

Taxation

At September 30, 2020, the tax risks exposure of the Group's subsidiaries is estimated at $310 million, for which provisions of $68 million have been recorded in tax liabilities; representing the probable amount of eventual claims and required payments related to those risks (December 31, 2019: $300 million of which provisions of $50 million were recorded). The Group's share of comparable tax exposure and provisions in its joint ventures amounts to $65 million (December 31, 2019: $49 million) and $7 million (December 31, 2019: $4 million), respectively.

Capital commitments

At September 30, 2020, the Company and its subsidiaries had fixed commitments to purchase network equipment, land and buildings, other fixed assets and intangible assets of $289 million of which $259 million are due within one year (December 31, 2019: $122 million of which $102 million are due within one year). The Group’s share of commitments in the joint ventures is $74 million and $71 million. (December 31, 2019: $52 million and $51 million).

24

Unaudited Interim Condensed Consolidated Financial Statements for the three- and nine-month periods ended September 30, 2020

12. RELATED PARTY TRANSACTIONS

The following transactions were conducted with related parties during the three- and nine-month periods ended September 30, 2020 and September 30, 2019:

in millions of U.S dollars	Nine months ended September 30, 2020	Nine months ended September 30, 2019	Three months ended September 30, 2020	Three months ended September 30, 2019
Expenses
Purchases of goods and services from Miffin	(157)	(156)	(53)	(63)
Purchases of goods and services from EPM	(27)	(28)	(8)	(8)
Lease of towers and related services from HTA (i)	—	(20)	—	(7)
Other expenses	(11)	(4)	(4)	(1)
Total	(194)	(208)	(66)	(79)

(i)	HTA ceased to be a related party on October 15, 2019 (note 14).

in millions of U.S dollars	Nine months ended September 30, 2020	Nine months ended September 30, 2019	Three months ended September 30, 2020	Three months ended September 30, 2019
Income / gains
Sale of goods and services to Miffin	237	222	82	75
Sale of goods and services to EPM	11	10	4	4
Other income / gains	2	1	1	—
Total	249	233	86	78

As at September 30, 2020 and December 31, 2019, the Group had the following balances with related parties:

in millions of U.S dollars	As at September 30, 2020	As at December 31, 2019
Liabilities
Payables to Guatemala joint venture(i)	229	361
Payables to Honduras joint venture(ii)	105	133
Payables to EPM	14	37
Payables to Panama non-controlling interests	1	—
Total	350	531

(i)	Interest bearing shareholder loans of which $219 million are due after more than one year.

(ii)	Mainly advances for dividends expected to be declared in 2020 and shareholder loans.

25

Unaudited Interim Condensed Consolidated Financial Statements for the three- and nine-month periods ended September 30, 2020

12. RELATED PARTY TRANSACTIONS (Continued)

in millions of U.S dollars	As at September 30, 2020	As at December 31, 2019
Assets
Receivables from Guatemala and Honduras joint ventures	18	23
Receivables from EPM	3	3
Receivables from Cable Onda	1	—
Receivable from AirtelTigo Ghana (i)	45	43
Other accounts receivable	5	4
Total	72	73

(i)	Disclosed under Other non-current assets in the statement of financial position.

13. FINANCIAL INSTRUMENTS

Other than the items disclosed below, the fair values of financial assets and financial liabilities approximate their carrying values as at September 30, 2020 and December 31, 2019:

in millions of U.S dollars	Carrying value		Fair value(i)
	As at September 30, 2020	As at December 31, 2019	As at September 30, 2020	As at December 31, 2019
Financial liabilities
Debt and financing	5,905	5,972	5,999	6,229

(i)	Fair values are measured with reference to Level 1 (for listed bonds) or 2.

Derivative financial instruments

Currency and interest rate swap contracts

MIC S.A. entered into swap contracts in order to hedge the foreign currency and interest rate risks in relation to the SEK 2 billion (approximately $211 million) senior unsecured sustainability bond issued in May 2019. These swaps are accounted for as cash flow hedges as the timing and amounts of the cash flows under the swap agreements match the cash flows under the SEK bond. Their maturity date is May 2024. The hedging relationship is highly effective and related fluctuations are recorded through other comprehensive income. At September 30, 2020, the fair values of the swaps amount to an asset of $0.5 million (December 31, 2019: a liability of $0.2 million).

Colombia, Bolivia, El Salvador and Costa Rica operations have also entered into several swap agreements in order to hedge foreign currency and interest rate risks on certain long term debts. These swaps are accounted for as cash flow hedges and related fair value changes are recorded through other comprehensive income. At September 30, 2020, the fair values of El Salvador and Costa Rica swaps amount to liabilities of $11 million (December 31, 2019: liabilities of $17 million) and the fair values of Colombia and Bolivia swaps amount to an asset of $1 million (December 31, 2019: nil).

Interest rate and currency swaps are measured with reference to Level 2 of the fair value hierarchy

There are no other derivative financial instruments with a significant fair value at September 30, 2020.

Call and put options - Panama

As of September 30, 2020, the put option liability is valued at $268 million (December 31, 2019: $264 million) (being the higher of the value of the 'Transaction Price' put option and fair market value - for further details refer to the Group's 2019 consolidated financial statements). Changes in the value of the put option liability are recorded in the Group's statement of income under 'other non-operating (expenses) income, net' (see note 6).

As of September 30, 2020, call options have a fair value of $12 million (December 31, 2019: nil).

26

Unaudited Interim Condensed Consolidated Financial Statements for the three- and nine-month periods ended September 30, 2020

14. EQUITY INVESTMENTS

As at September 30, 2020 and December 31, 2019, Millicom has the following investments in equity instruments measured at fair value through profit and loss under IFRS 9:

in millions of U.S dollars	September 30, 2020	December 31, 2019
Investment in Jumia	—	32
Investment in HT	260	338
Equity investment - total	260	371

Jumia Technologies AG (“Jumia”)

In the course of June 2020, Millicom disposed of its entire stake in Jumia (approximately 6%) for a total net consideration of $29 million, triggering a net gain on disposal of $15 million recorded in the statement of income for the nine-month period ended September 30, 2020 under ‘other operating income (expenses), net’. The changes in fair value prior to the disposal were shown under "Other non-operating (expenses) income, net" (note 6).

Helios Towers plc (“HT”)

In June 2020, Millicom disposed of 33 million shares that it owned in HT for a total net consideration of GBP 49 million ($62 million), triggering a net gain on disposal of $5 million recorded in the statement of income for the nine-month period ended September 30, 2020 under ‘other operating income (expenses), net’. Following these disposals, Millicom owns a remaining shareholding of 12.8% in HT, valued at $260 million (level 1) at the September 30, 2020 share price (GBP 1.57). The changes in fair value are shown under 'Other non-operating (expenses) income, net' (see note 6).

15. INVESTMENTS IN JOINT VENTURES

Joint ventures are businesses over which Millicom exercises joint control as decisions over the relevant activities of each, such as the ability to upstream cash from the joint ventures, require unanimous consent of shareholders. Millicom determines the existence of joint control by reference to joint venture agreements, articles of association, structures and voting protocols of the board of directors of those ventures.

At September 30, 2020, the equity accounted net assets of Millicom's joint ventures in Guatemala, Honduras and Ghana totaled $3,085 million (December 31, 2019: $3,346 million). These net assets do not necessarily represent statutory reserves available for distribution as these include consolidation adjustments (such as goodwill and previously unrecognized assets and assumed liabilities recognized as part of the purchase accounting). Out of these reserves, $153 million (December 31, 2019: $142 million) represent statutory reserves that are unavailable to be distributed to the Group. During the nine-month period ended September 30, 2020, Millicom’s joint ventures paid $67 million (December 31, 2019: $237 million) as dividends or dividend advances to the Company.

	2020
in millions of U.S dollars	Guatemala(i)	Honduras (i)
Opening Balance at January 1, 2020	2,089	708
Capital increase	—	—
Results for the period	91	10
Dividends declared during the period	(199)	(50)
Currency exchange differences	(3)	3
Closing Balance at September 30, 2020	1,978	671

(i)	Share of profit is recognized under ‘Share of profit in the joint ventures in Guatemala and Honduras’ in the statement of income.

27

Unaudited Interim Condensed Consolidated Financial Statements for the three- and nine-month periods ended September 30, 2020

16. IPO – MILLICOM’S OPERATIONS IN TANZANIA

In June 2016, an amendment to the Electronic and Postal Communications Act (“EPOCA”) in the Finance Act 2016 required all Tanzanian licensed telecom operators to sell 25% of the authorized share capital in a public offering on the Dar Es Salaam Stock Exchange. In December 2019, the Group filed the draft prospectus with the Tanzania Capital Market and Securities Authority with the view to initiate the listing process in H2 2020.

The Regulator has since requested that local Tanzanian operation retains an underwriter to ensure the success of the IPO. Together with its investment bank advisers, the local Tanzanian operation has been seeking an underwriter active in the Tanzanian and Eastern African markets, a process currently underway.

17. SUBSEQUENT EVENTS

Revolving Credit Facility

On October 15, 2020 Millicom entered into a 5 year, $600 million ESG-linked revolving credit facility (the "Facility") with a syndicate of 11 commercial banks. This facility will be used to refinance Millicom's existing multi-currency revolving credit facility which was due to expire in 2022 and for general corporate purposes.

2031 Senior Notes

On October 27, 2020 Millicom completed the issuance of its 4.5% $500 million senior notes due on 2031 in a private offering, following its proposed offering announcement dated October 19, 2020. The proceeds will be used to redeem Millicom’s 6.0% senior notes due 2025 (the “2025 Notes”) at a redemption price equal to 103% of the principal amount, plus accrued and unpaid interest. Pursuant to the notice of redemption delivered on October 19, 2020, the 2025 Notes will be redeemed on October 29, 2020.

28

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A. (Registrant)

By:	/s/ Salvador Escalon
	Name:	Salvador Escalon
	Title:	Executive Vice President, General Counsel

Date: October 30, 2020